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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period November 2005	File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the period ended September 30, 2005.

2.

Management Discussion and Analysis for the period ended September 30, 2005.

3.

Certification of Chief Executive Officer

4.

Certification of Chief Financial Officer

5.

News Release dated November 3, 2005

6.

News Release dated November 3, 2005 (2)

7.

News Release dated November 10, 2005

8.

News Release dated November 21, 2005

9.

News Release dated November 21, 2005 (2)

10.

News Release dated November 21, 2005 (3)

11.

News Releases dated November 28, 2005, including Material Change Report (2)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F........ Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (9-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DESERT SUN MINING CORP.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

As at

	September 30, 2005 (*Unaudited*) $	December 31, 2004 (*Audited*) $
Assets		
Current		
Cash and equivalents	**11,294**	21,356
Inventories (Note 6)	**5,040**	362
Amounts receivable and prepaid expenses	**3,389**	1,455
Other receivables (Notes 4 and 15 (c))	**4,374**	1,492
	24,097	24,665
Amounts Receivable	**1,593**	-
Capital		
Property, plant and equipment (Note 5)	**23,177**	8,107
Mineral properties (Note 4)	**50,756**	32,104
	99,623	64,876
Liabilities		
Current		
Accounts payable and accrued liabilities	**4,958**	3,183
Other payables (Notes 4 and 15 (c))	**4,374**	1,492
Current portion of equipment finance liabilities (Note 12)	**2,824**	187
	12,156	4,862
Long-term		
Equipment finance liabilities (Note 12)	**976**	314
Asset retirement obligations (Note 7)	**1,520**	-
	2,496	314
	14,652	5,176
Shareholders' Equity		
Capital Stock		
Common shares (Note 8)	**88,579**	62,646
Share purchase warrants (Note 9)	**13,420**	9,758
Contributed surplus (Note 11)	**7,558**	5,024
Deficit	**(24,586)**	(17,728)
	84,971	59,700
	99,623	64,876

Commitments and contingencies (Notes 4, 13 and 15(c))

Approved on behalf of the Board of Directors:

"signed" Stan Bharti
Stan Bharti, Chairman

"signed" Bruce Humphrey
Bruce Humphrey, Chief Executive Officer

The accompanying notes are an integral part of the interim consolidated financial statements.

- 1 -

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(in thousands of Canadian dollars, unaudited)

	Common Shares		Share Purchase Warrants	Contributed Surplus and Others	Accumulated Deficit	Shareholders' Equity
	#	$	$	$	$	$
Balance, August 31, 2003	32,868,484	16,952	1,683	428	(9,463)	9,600
Issued for Jacobina gold property	1,851,852	3,000	–	–	–	3,000
Private placements	33,672,810	51,199	–	–	–	51,199
Share purchase warrant valuation	–	(9,144)	9,144	–	–	–
Exercise of share purchase warrants	4,241,950	3,285	–	–	–	3,285
Valuation allocation on exercise of share purchase warrants	–	842	(842)	–	–	–
Exercise of stock options	540,833	344	–	–	–	344
Valuation allocation on exercise of stock options	–	50	–	(50)	–	–
Expiry of share purchase warrants	–	–	(227)	227	–	–
Stock-based compensation	–	–	–	4,419	–	4,419
Share issue costs	–	(3,882)	–	–	–	(3,882)
Loss for the period	–	–	–	–	(8,265)	(8,265)
Balance, December 31, 2004	73,175,929	62,646	9,758	5,024	(17,728)	59,700
Private placements	10,729,614	25,000	–	–	–	25,000
Share purchase warrant valuation	–	(3,650)	3,650	–	–	–
Share purchase warrants issued as compensation	–	–	626	–	–	626
Exercise of share purchase warrants	2,144,413	2,895	–	–	–	2,895
Valuation allocation on exercise of share purchase warrants	–	614	(614)	–	–	–
Exercise of stock options	587,272	720	–	–	–	720
Valuation allocation on exercise of stock options	–	412	–	(412)	–	–
Stock-based compensation	941,666	1,638	–	2,946	–	4,584
Share issue costs	–	(1,696)	–	–	–	(1,696)
Loss for the period	–	–	–	–	(6,858)	(6,858)
Balance, September 30, 2005	**87,578,894**	**88,579**	**13,420**	**7,558**	**(24,586)**	**84,971**

The accompanying notes are an integral part of the interim consolidated financial statements.

- 2 -

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(in thousands of Canadian dollars, unaudited)

	Three Months Ended September 30 2005 $	Three Months Ended June 30 2004 $	Nine Months Ended September 30 2005 $	Ten Months Ended June 30 2004 $
REVENUES				
Mining operations	**8,962**	-	**8,962**	-
	8,962	-	**8,962**	-
COST OF SALES				
Mining operations	**5,879**	-	**5,879**	-
Government royalty	**90**	-	**90**	-
Selling, transport and refining costs	**204**	-	**204**	-
Depreciation, depletion and amortization	**1,551**	-	**1,551**	-
	7,724	-	**7,724**	-
Mine operating earnings	**1,238**	-	**1,238**	-
EXPENSES				
General and administrative	**859**	623	**3,648**	2,394
General exploration and business development	**-**	-	**-**	-
Financial expenses	**174**	-	**174**	-
Foreign exchange loss / (gain)	**(109)**	5	**(44)**	(3)
Stock-based compensation (Note 10)	**834**	105	**4,584**	4,583
	1,758	733	**8,362**	6,974
Operating loss	**(520)**	(733)	**(7,124)**	(6,974)
Investment income	**78**	190	**327**	480
Loss before income taxes	**(442)**	(543)	**(6,797)**	(6,494)
Income taxes – current	**87**	-	**87**	-
Income taxes – future income tax recovery	**(26)**	**-**	**(26)**	**-**
Net loss for the period	**(503)**	(543)	**(6,858)**	(6,494)
Loss per share - basic and diluted (cents)	**1**	1	**8**	12
Weighted average number of common shares outstanding	**86,702,548**	57,236,873	**82,021,817**	53,807,922

The accompanying notes are an integral part of the interim consolidated financial statements.

- 3 -

DESERT SUN MINING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars, unaudited)

	Three Months Ended September 30 2005 $	Three Months Ended June 30 2004 $	Nine Months Ended September 30 2005 $	Ten Months Ended June 30 2004 $
OPERATING ACTIVITIES				
Net loss for the period	**(503)**	(543)	**(6,858)**	(6,494)
Adjustments for non-cash items:				
Consulting fees settled in warrants	**-**	-	**626**	-
Depreciation, depletion and amortization	**1,551**	-	**1,551**	-
Stock-based compensation (Note 10)	**834**	105	**4,584**	4,583
Foreign exchange	**(57)**	-	**-**	-
Amortization (corporate)	**1**	(24)	**3**	5
Changes in non-cash working capital items	**333**	(91)	**(4,837)**	(922)
Other	**(1,593)**	-	**(1,593)**	-
Cash flow from operating activities	**566**	(553)	**(6,524)**	(2,828)
FINANCING ACTIVITIES				
Issue of common shares and warrants, for cash (net of issue costs)	**(11)**	36	**23,304**	30,159
Exercise of warrants	**2,670**	-	**2,895**	-
Exercise of options	**426**	-	**720**	-
Cash flow from financing activities	**3,085**	36	**26,919**	30,159
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(2,412)**	(4,663)	**(18,053)**	(9,468)
Acquisition of property, plant and equipment (net)	**(5,860)**	(400)	**(12,404)**	(904)
Cash flow used in investing activities	**(8,272)**	(5,063)	**(30,457)**	(10,372)
CHANGE IN CASH AND EQUIVALENTS, for the period	**(4,621)**	(5,580)	**(10,062)**	16,959
CASH AND EQUIVALENTS, beginning of period	**15,915**	29,371	**21,356**	6,832
CASH AND EQUIVALENTS, end of period	**11,294**	23,791	**11,294**	23,791
Supplemental information:				
Interest paid	**174**	-	**174**	-
Income taxes paid	**61**	-	**61**	-
Common Shares	**-**	-	**-**	(3,035,000)
Asset retirement obligations provision	**-**	-	**1,520**	-
Issuance of share purchase warrants as compensation	**-**	-	**626**	-
Equipment financed by supplier	**(580)**	-	**3,299**	-
Contributed Surplus	**-**	-	**-**	35,000
Cash and equivalents consist of the following:				
Cash	**6,221**	3,389	**6,221**	3,389
Equivalents	**5,073**	20,402	**5,073**	20,402

The accompanying notes are an integral part of the interim consolidated financial statements.

- 4 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

The accompanying interim consolidated financial statements include the assets, liabilities and operations of Desert Sun Mining Corp. and its wholly owned subsidiaries (together "Desert Sun" or the "Company"), and have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for the preparation of interim financial information. They are consistent with the policies and practices used in the preparation of the Company's audited, consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not contain all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent audited annual consolidated financial statements of the Company.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, the recoverability of exploration and development expenditures on mineral properties, contingent liabilities, asset retirement obligations, stock based compensation and mineral reserves. In the opinion of management, all adjustments considered necessary for fair presentation of the results for the periods presented are reflected in the consolidated financial statements.

Desert Sun was continued under the *Canada Business Corporations Act* on March 20, 2003. The Company is engaged in the exploration for, and development and mining of, precious metals at the Jacobina gold property in the State of Bahia, northeastern Brazil. Commercial production was declared at the Jacobina Mine on this property effective July 1, 2005. Desert Sun acquired 100% of the Jacobina property in September 2003 and since then has focused on refurbishing the Jacobina Mine (mill facilities and the Joáo Belo zone), evaluating and prioritizing other near term production opportunities, and exploring high priority exploration targets.

Desert Sun relies on specialized facilities, highly trained staff and advanced technology to maintain and increase production levels. Cash flow and the profitability of operations will be affected by the price of gold and the Brazilian Real / United States Dollar exchange rate, both of which can fluctuate widely, as well as numerous other factors beyond the Company's control.

2. CHANGE IN YEAR-END

In 2004 the Company changed its year-end from August 31 to December 31. Under Brazilian law, the Company's subsidiary that holds a 100% interest in the Jacobina Mine and related exploration properties is required to have a year-end of December 31. Management believes that it is more cost efficient and in the best interest of shareholders for both companies to have the same financial year end. Below is a summary of the quarterly periods for the current fiscal year with their comparative periods:

	For the Period Ending	***Comparative Period Ending***
Q1	March 31, 2005	November 30, 2003
Q2	June 30, 2005	March 31, 2004 *(i)*
Q3	September 30, 2005	June 30, 2004 *(ii)*
Q4	December 31, 2005	September 30, 2004 *(iii)*
Fiscal Year	December 31, 2005	December 31, 2004 *(iv)*

(i) Four month period; seven months year-to-date
(ii) Three month period; ten months year-to-date
(iii) Three month period; thirteen months year-to-date
(iv) Sixteen month period

- 5 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies reflected in these interim consolidated financial statements have been outlined below, and are set out in more detail in the Company's audited consolidated financial statements for the 16-months ended December 31, 2004.

Revenue recognition
Revenue from the sale of gold is recognized when title is transferred and the risks and rewards of ownership pass to the purchaser, including the setting of a fixed or determinable selling price, reasonable assurance of collectability, and delivery of the product. Settlement adjustments are reflected in revenue when the amounts are determinable.

Inventories
Inventories consisting of metal-in-circuit ore and bullion are valued at the lower of the weighted average cost of production and net realizable value. Inventories of material and supplies expected to be used in production are valued at the lower of average cost and net replacement value.

Property, plant and equipment
Property, plant and equipment are initially recorded at cost and amortization is provided on a straight-line basis over their estimated useful lives. The Company reviews the carrying value on a regular basis and where it exceeds the estimated undiscounted future cash flows, a provision is made against income in the period that such an impairment is determined by management.

Mineral properties
Acquisition costs of mineral properties and direct exploration and development expenditures are capitalized until the properties are placed into production, sold or abandoned and include pre-production revenues and expenses prior to achieving commercial production. Costs incurred for general exploration that are not project specific, are charged to operations. Depletion of mining properties and amortization of capitalized exploration, pre-production and development costs will be calculated and recorded on the unit-of-production basis over the proven and probable reserves of the mine, following the commencement of commercial production thereon, or written-off if the properties are sold, allowed to lapse or abandoned.

The recorded amounts for acquisition costs of properties and their related capitalized exploration and development expenses represent actual expenditures incurred and are not intended to reflect present or future values. The Company, however, reviews the capitalized costs on its properties on a periodic, or annual, basis and will recognize an impairment in value based upon the stage of exploration and/or development, work programs proposed, current exploration results and upon management's assessment of the future probability of profitable revenues from each property, or from the sale of the relevant property. Excess carrying value over the estimated undiscounted future net cash flow is charged to operations in the period such impairment is determined by management. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs. Management's assessment of each project's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the specific property under review.

Asset retirement obligations

Reclamation and closure costs have been estimated based on the Company's interpretation of current regulatory and operating licence requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures expected upon reclamation and closure. Reclamation and closure costs are capitalized as mine development costs and amortized over the life of the mine on a unit-of-production basis. The fair value of the estimated reclamation and closure expenses for the Jacobina Mine (Joáo Belo zone) were recorded as a liability on completion of the construction phase.

- 6 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation
The Canadian dollar is the functional currency of the Company. The Company considers its Brazilian operations to be integrated operations. As such, monetary assets and liabilities of the Company's foreign operations denominated in a currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the period. Exchange gains and losses on translation are included in the Consolidated Statements of Operations and Deficit.

Loss per share
Loss per share is calculated using the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method. Stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

4. MINERAL PROPERTIES

	Balance January 1, 2005* $	Additions $	Amortized / Written off $	**Balance Sept. 30, 2005 $**
Jacobina Mine				
Pre-operational development costs	15,954	9,753	(792)	**24,915**
Attributable exploration	7,006	94	(102)	**6,998**
Asset retirement obligations	-	910	(27)	**883**
Sustaining capital expenditure	-	2,010	-	**2,010**
Under construction: Morro do Vento				
Pre-operational development costs	-	534	-	**534**
Attributable exploration	7,422	614	-	**8,036**
Asset retirement obligations	-	300	-	**300**
Exploration - Development projects				
Serra de Corrego	274	163	-	**437**
Morro do Vento Extension (Basal & Main Reefs)	-	1,601	-	**1,601**
Canavieiras	489	1,194	-	**1,683**
Jacobina Extension (Joáo Belo Sul)	959	18	-	**977**
Exploration projects				
Pindobacu	-	2,034	-	**2,034**
Regional / Bahia Gold Belt	-	348	-	**348**
	32,104	18,652	(921)	**50,756**

* Total acquisition and exploration expenditures through December 31, 2004 were allocated to the significant projects acquired, explored or developed from commencement of activities by Desert Sun, based on the measured and indicated mineral resources estimated for each project at December 31, 2004. Future exploration and development expenses will be charged to the particular exploration or development project concerned.

- 7 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

4. MINERAL PROPERTIES (continued)

Construction costs and pre-production revenues for each project will be capitalized to Mineral Properties and Property, Plant and Equipment until the commencement of commercial production. The Jacobina Mine commenced commercial production on July 1, 2005.

Jacobina Mine, Bahia State, Brazil

Desert Sun entered into an option agreement with Valencia Ventures Inc. ("Valencia") dated May 17, 2002 to earn a 51% interest in the Jacobina properties. On September 20, 2002 Desert Sun entered into a Memorandum of Understanding with Valencia whereby the Company could subsequently acquire the remaining 49% interest. In September 2003, Desert Sun completed the expenditure commitment, acquired the 51% interest in the Jacobina Mine and related mineral concessions and exercised its option to purchase the remaining 49% interest from Valencia. The purchase price of $5 million was satisfied through a cash payment of $2 million and the issuance of 1,851,852 common shares in the capital of the Company, at a price of $1.62 per share. The purchase price was allocated to mineral properties, ($4,547,859) and property, plant and equipment (land and buildings) ($452,141). An officer and director of the Company is a director of Valencia. Desert Sun currently owns 100% of the Jacobina property, through a 100% interest in the equity of Jacobina Mineração e Comercio Ltda. ("JMC").

Valencia has provided certain indemnities to Desert Sun for liabilities that were outstanding at the date of acquisition. These amounts include taxes payable to the Brazilian Federal and State authorities that are being settled over an extended period of time under negotiated payment plans; any remaining historical liabilities to third parties; as well as labour and health related claims by former employees. An amount of $4.4 million has been accrued as at September 30, 2005 for all known or anticipated future obligations. An estimate of the possible future settlements relating to silicosis claims, for which Valencia has indemnified Desert Sun, is between $6 million and $9 million, of which $1.9 million has been provided for in the $4.4 accrual at September 30, 2005. It is management's belief, however, that the remaining health related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously.

5. PROPERTY, PLANT AND EQUIPMENT

	Cost $	Accumulated Amortization $	**September 30 2005 Net $**	December 31 2004 Net $
Canada				
Computer equipment and software	16	4	**12**	9
Furniture and office equipment	8	2	**6**	13
Brazil				
Land and buildings (Note 4)	452	-	**452**	452
Machinery and equipment	17,441	999	**16,442**	5,071
Civil construction	2,343	-	**2,343**	-
Vehicles	4,175	616	**3,559**	2,306
Furniture and office equipment	107	7	**100**	49
Computer equipment and software	317	54	**263**	207
	24,859	1,682	**23,177**	8,107

- 8 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

6. INVENTORIES

Inventories consist of the following:

	September 30 2005 $	December 31 2004 $
Metal-in-circuit and gold in process	**279**	-
Bullion inventories	**1,532**	-
Dore at refinery	**-**	-
Materials and supplies	**3,229**	362
	5,040	362

7. ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate primarily to the rehabilitation of the mill facilities and tailings dam, as well as to the waste pile left by a previous operator for which the Company has assumed responsibility over the long-term. The reclamation and closure costs were calculated as the net present value of the estimated future cash flows required to satisfy these obligations. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reals and shall thus be subject to translation gains and losses in accordance with the Company's accounting policy for foreign currency translation of monetary items. The asset retirement obligations were estimated and capitalized upon completion of the Jacobina Mine, and were allocated to the associated projects based on their proven and probable reserves.

	September 30 2005 $	December 31 2004 $
Balance, beginning of period	**-**	-
Estimated upon completion of the Jacobina Mine:		
Jacobina Mine (Joáo Belo zone)	**910**	-
Morro do Vento	**300**	-
Morro do Vento Extension (Basal and Main Reefs)	**230**	-
Serra de Córrego	**80**	-
Accretion in the current period	**-**	-
Disbursements in the current period	**-**	-
Foreign exchange variation	**-**	-
Balance, end of period	**1,520**	-

- 9 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

8. SHARE CAPITAL

a) *Authorized*

Unlimited number of common shares without par value.

b) *Issued and outstanding*

	Number of Common Shares #	Amount $
Issued at, August 31, 2003	32,868,484	16,952
Issued for Jacobina gold property (Note 4)	1,851,852	3,000
Private placements	33,672,810	51,199
Share purchase warrant valuation	-	(9,144)
Exercise of share purchase warrants - cash proceeds	4,241,950	3,285
Exercise of share purchase warrants - warrant valuation allocation	-	842
Exercise of stock options - cash proceeds	540,833	344
Exercise of stock options - option valuation allocation	-	50
Share issue costs	-	(3,882)
Issued at, December 31, 2004	73,175,929	62,646
Private placement – March 2005 (i)	10,729,614	25,000
Share purchase warrant valuation (i)	-	(3,650)
Exercise of share purchase warrants - cash proceeds	2,144,413	2,895
Exercise of share purchase warrants - warrant valuation allocation	-	614
Exercise of stock options - cash proceeds	587,272	720
Exercise of stock options - option valuation allocation	-	412
Stock based compensation	941,666	1,638
Share issue costs	-	(1,696)
Issued at, September 30, 2005	**87,578,894**	**88,579**

(i) $25 million bought deal financing

In March 2005, Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters purchased 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consisted of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The gross proceeds have been pro-rated to common shares and share purchase warrants, based on the relative fair value of each component, as follows: shares: $21,350,001; share purchase warrants: $3,650,000. The Black-Scholes option pricing model was used to determine the fair value of the share purchase warrants using the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.75 years.

- 10 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

9. SHARE PURCHASE WARRANTS

The following summarizes the share purchase warrant activity during the period:

	September 30, 2005		December 31, 2004	
	Number of share purchase warrants #	**Weighted Average Exercise Price (dollars per share) $**	Number of share purchase warrants #	Weighted Average Exercise Price (dollars per share) $
Balance, beginning of period	**14,809,681**	**2.34**	7,288,260	1.00
Issued – equity financings	**2,682,404**	**2.50**	12,778,904	2.50
Issued – as compensation (i)	**500,000**	**2.50**	-	-
Exercised	**(2,030,777)**	**1.35**	(4,241,950)	0.77
Expired	**-**	**-**	(1,015,533)	1.25
Balance, end of period	**15,961,308**	**2.50**	14,809,681	2.34

(i) In the nine months ended September 30, 2005, Desert Sun issued 500,000 share purchase warrants to two groups as compensation in connection with the evaluation of sources of financing available to the Company. The estimated fair market value of these share purchase warrants of $626,500 was determined using the Black-Scholes model, applying the following assumptions: expected dividend yield: 0%; expected volatility: 100%; risk-free interest rate: 3.9%; and an expected life of 3.83 years.

Share purchase warrants outstanding as at September 30, 2005:

Expiry Date	**Number of share purchase warrants #**	**Exercise Price (dollars per share) $**	**Amount (*) $**
November 20, 2008	**15,961,308**	**2.50**	**13,420**

(*) Black-Scholes valuation

- 11 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of Canadian dollars, unaudited)

10. STOCK BASED COMPENSATION

a) *Stock Option Plan*

(i) At their Annual and Special Meeting held on April 20, 2005, shareholders approved a resolution authorizing certain amendments to the Company's stock option plan (the "SOP"), among other things, to bring the SOP current with the new rules implemented by the Toronto Stock Exchange. The amendments, which have received regulatory approval, permit the Company to issue options to purchase common shares equal to 12.5% of the issued and outstanding common shares of the Company, and also permit that options that have been exercised or options that have expired will return to the SOP and once again be available for grant by the Company under the SOP. All stock options granted now constitute unconditional grants. The number of common shares subject to options granted under the Company's SOP is limited with respect to any one optionee, to 5% of the issued and outstanding common shares of the Company at the date of the grant of the option. Options issued are exercisable for a period determined by the board of directors, which cannot exceed five years. Effective January 21, 2004, unless determined otherwise by the Board of Directors, all options granted under the Plan vest and become exercisable immediately.

(ii) In the months September through December 2004, 1,300,000 options, and in the three months ended March 31, 2005, 1,100,000 options, for a total of 2,400,000 options, were conditionally granted to directors, officers and consultants of the Company. Following shareholder approval on April 20, 2005, the fair market value of will be recorded as a stock based compensation expense over the vesting period of the options granted. The Black-Scholes option pricing model was used to determine the fair market value of $2,358,015 for these options using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

(iii) In August 2005 a total of 250,000 stock options were granted. These options were valued in terms of the Black-Scholes option pricing model at $294,250 using the following assumptions: expected dividend yield: 0%; expected volatility: 78%; risk-free interest rate: 4.0%; and an expected life of 5 years.

The following summarizes the stock option activity during the period:

	September 30, 2005		December 31, 2004	
	Number of Options #	**Weighted Avg. Exercise Price $**	Number of Options #	Weighted Avg. Exercise Price $
Balance, beginning of period	**8,140,163**	**1.33**	3,133,497	0.79
Granted during the period (ii) and (iii)	**1,350,000**	**2.04**	5,547,499	1.57
Exercised during the period	**(360,000)**	**1.30**	(540,833)	0.64
Balance, end of period	**9,130,163**	**1.43**	8,140,163	1.33

- 12 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

10. STOCK BASED COMPENSATION (continued)

Expiry Date	**Number of Options** #	**Exercise Price (dollars per share)** $	Exercisable Options #
July 11, 2007	**590,000**	**0.38**	590,000
September 16, 2007	**42,000**	**0.40**	42,000
September 16, 2007	**132,000**	**0.60**	132,000
September 16, 2007	**132,000**	**0.80**	132,000
February 4, 2008	**1,146,664**	**1.00**	1,146,664
April 23, 2008	**225,000**	**1.00**	225,000
July 2, 2008	**100,000**	**1.00**	100,000
July 23, 2008	**75,000**	**1.10**	75,000
September 23, 2008	**2,050,000**	**1.62**	2,050,000
October 21, 2008	**400,000**	**1.65**	400,000
November 17, 2008	**50,000**	**1.95**	50,000
December 11, 2008	**85,000**	**1.57**	85,000
December 22, 2008	**1,362,499**	**1.70**	1,362,499
April 7, 2009	**100,000**	**1.60**	100,000
September 20, 2009 (ii)	**1,000,000**	**1.20**	500,000
November 8, 2009 (ii)	**50,000**	**1.45**	50,000
October 5, 2009 (ii)	**140,000**	**1.45**	140,000
November 24, 2006 (ii)	**100,000**	**1.86**	75,000
January 10, 2010 (ii)	**100,000**	**1.94**	100,000
January 31, 2010 (ii)	**50,000**	**2.15**	50,000
March 22, 2010 (ii)	**950,000**	**2.07**	950,000
September 19, 2010 (iii)	**250,000**	**1.93**	62,500
	9,130,163	**1.43**	8,417,663

b) *Share Compensation Plan*

At their Annual and Special Meeting held on April 20, 2005, shareholders approved by a "Disinterested Shareholder Vote" the adoption of a share compensation plan (the "SCP") that permits the issuance of up to 2,000,000 common shares of the Company. The board of directors of the Company adopted the SCP on the basis that it was necessary in order to continue to attract and retain key directors, officers and consultants in a competitive global environment. The value of the common shares granted under the SCP is determined on the basis of the closing market price of the common shares on the trading day prior to the grant of the common shares under the SCP by the board of directors. Under the SCP, common shares may only be granted to service providers of the Company, which include any full or part-time directors, officers or consultants. The vesting provisions of the SCP provide that any common share to be issued under the SCP may be issued without any vesting restrictions, or under vesting restrictions as established by the board of directors. The board of directors has approved the issue of 1,525,000 common shares to directors, officers and consultants, subject to the following vesting provisions: one-third immediately, one-third after 12-months, and one-third after 24-months. Regulatory approval has been received.

- 13 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

10. STOCK BASED COMPENSATION (continued)

(i) On September 14, 2004 the board of directors approved, subject to shareholder approval, the establishment of the SCP and the issuance of 1,300,000 common shares to directors, officers and consultants. On March 22, 2005 the board of directors approved the issue of a further 200,000 common shares. These 1,500,000 common shares were deemed to be granted and valued upon approval of the SCP by shareholders at their Annual and Special Meeting held on April 20, 2005. On May 5, 2005 the board of directors approved the issue of a further 25,000 common shares. All common shares that have been issued under the SCP to date vest as to one-third on the original issue date, one-third after 12-months from the original date of issue, and one-third after 24-months from the original date of issue; provided that the individual remains in service with the Company at that time. The deemed value of the common shares granted under the SCP was determined by the board of directors to be $1.74, for those shares deemed to have been granted on April 20, 2005, and $1.64 for the additional shares granted on May 5, 2005, being the closing prices of the common shares of the Company on the respective prior trading days. During the period ended September 30, 2005, 941,666 vested common shares valued at $1,637,666 were issued pursuant to the stock compensation plan.

11. CONTRIBUTED SURPLUS

The following summarizes contributed surplus activity during the period:

	September 30, 2005 **$**	December 31, 2004 $
Balance, beginning of period	**5,024**	428
Stock-based compensation in the period on		
- Stock options granted / vesting	**2,615**	4,419
- Compensation shares vesting	**1,969**	-
Stock options exercised in the period	**(412)**	(50)
Compensation shares issued in the period	**(1,638)**	-
Share purchase warrants expiring in the period	**-**	227
Balance, end of period	**7,558**	5,024

- 14 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

11. CONTRIBUTED SURPLUS (continued)

Included in contributed surplus are the following stock options and compensation shares at valuations determined using the Black-Scholes option pricing model:

Expiry Date	Number of Units \#	Exercise Price (dollars per share) $	Amount (*) $
Stock Option Plan			
November 24, 2006	100,000	1.86	107
February 4, 2008	1,146,664	1.00	48
April 23, 2008	225,000	1.00	47
July 23, 2008	75,000	1.10	19
September 23, 2008	2,050,000	1.62	2,173
October 21, 2008	400,000	1.65	432
November 17, 2008	50,000	1.95	64
December 11, 2008	85,000	1.57	88
December 22, 2008	1,362,499	1.70	1,349
April 7, 2009	100,000	1.60	105
September 20, 2009	1,000,000	1.20	641
October 5, 2009	140,000	1.45	147
November 8, 2009	50,000	1.45	54
January 10, 2010	100,000	1.94	127
January 31, 2010	50,000	2.15	66
March 22, 2010	950,000	2.07	1,309
September 19, 2010	250,000	1.93	153
Cancelled options			70
Share Compensation Plan			
Authorized, but not yet granted			332
Share Purchase Warrants			
Expired share purchase warrants			227
			7,558

(*) Black-Scholes valuation

- 15 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

12. EQUIPMENT FINANCE

	September 30, 2005 $	December 31, 2004 $
Supplier credit facilities, denominated in United States dollars, bearing interest at the 24-month United States dollar Swap rate applicable at the time of delivery plus 5.75% to 5.25%, repayable in quarterly installments, collateralized by security over the particular asset financed, maturing September 30, 2007. [The effective rates of interest applicable to these supplier credit facilities range from 9.55% to 8.69%.]	**3,800**	501
Less: Current portion	**2,824**	187
Long-term portion	**976**	314
Payments under equipment finance arrangements are as follows:		
2005	**843**	187
2006	**3,123**	314
2007	**427**	-
	4,393	501
Less: Interest and foreign exchange	**593**	-
	3,800	501

13. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company has entered into contracts with the international suppliers of its mining equipment for the financing of certain of the mining equipment acquired for use at the Jacobina Mine and at the Morro do Vento development project. In addition, the Company has negotiated full service contracts with these suppliers, for the maintenance of the mining equipment provided by them. These service contracts include both a fixed cost component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts. These contracts contain clauses requiring additional payments be made upon the occurrence of certain events. As the likelihood of these events taking place is not determinable, the contingent payments have not been reflected below.

	Fourth quarter 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008
Service contracts	125	499	42	-
Office lease (Toronto) (i)	69	275	-	-
Equipment (Toronto) (i)	4	16	16	-
Management contracts	409	1,175	1,175	133
TOTAL	607	1,965	1,233	133

- 16 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

14. INCOME TAXES

Tax assets arising from differences in tax values and accounting values have been reduced by an equivalent valuation allowance. The valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets will be realized. For further information on the Company's actual losses for tax purposes, refer to Note 12 of the December 31, 2004 audited consolidated financial statements. The income tax expense for the period was payable by JMC. The Company is in the process of applying for a reduction in the rate of income tax payable in Brazil.

15. RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

(a) Management and administrative services expense for the three and nine months ended September 30, 2005 includes $22,500 and $67,500 respectively (2004 - $22,500 and $75,000 respectively), which was paid to a company controlled by an officer and director of the Company for administrative services.

16. SEGMENTED INFORMATION

Geographic segmentation of the Company's assets is as follows:

	September 30 2005 $	December 31 2004 $
Canada	**14,189**	22,980
Brazil	**85,434**	41,896
	99,623	64,876

- 17 -

DESERT SUN MINING CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts in thousands of Canadian dollars, unaudited)

17. FINANCIAL INSTRUMENTS

Fair Value

GAAP requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgement, and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates. The carrying amounts for cash and equivalents, inventories, amounts receivable and prepaid expenses, and accounts payable and accrued liabilities on the balance sheet date approximate fair value because of the limited term of these instruments.

Foreign Exchange Risk

Certain of the Company's expenses are incurred in United States and Brazilian currencies and are therefore subject to gains or losses due to fluctuations in these currencies.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month, beginning January 1, 2006, at an exchange rate averaging R$3.0:US$1 for the year. The sole purpose of these contracts is to hedge the exposure of future foreign denominated operating costs at the Jacobina Mine to exchange fluctuations. Approximately 75% of the operating costs of the Jacobina Mine are protected from fluctuations in the Brazilian Real: United States dollar exchange rate in this manner.

18. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

19. COMMODITY PRICE RISK

The future profitability of the Company is directly related to the market price of gold.

- 18 -

DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

(All amounts stated in Canadian dollars, unless otherwise indicated)

CONTENTS

1.  INTRODUCTION

3

2.  VISION AND STRATEGY

3

3.  OVERVIEW OF THE THIRD QUARTER

4

4.  OUTLOOK FOR THE REST OF 2005

6

5.  CONSOLIDATED FINANCIAL RESULTS OF OPERATIONS

7

6.  OPERATIONAL REVIEW

8

7.  LIQUIDITY AND CAPITAL RESOURCES

14

8.  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

17

9.  RISKS & UNCERTAINTIES

17

10.  QUARTERLY AND ANNUAL DATA

19

11.  MANAGEMENT CHANGES

19

12.  RELATED PARTY TRANSACTIONS

20

13.  CORPORATE ACCOUNTABILITY

20

14.  NON-GAAP MEASURES

21

15.  SUPPLEMENT TO THE CONSOLIDATED FINANCIAL STATEMENTS

21

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

This interim report, including this MD&A contains certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, which are prospective and reflect management's expectations regarding Desert Sun's future growth, results of operations, performance and business prospects and opportunities. Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "intend", "estimate", "may" and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, estimates of future production, projection of future revenue, targets for cash operating costs, costs of capital projects and the timing of commencement of operations, exploration results and future plans and objectives of Desert Sun are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Desert Sun's expectations are disclosed in its documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities and include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, uncertainties relating to the availability and costs of financing needed in the future, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Desert Sun undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This interim report, including this MD&A, also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under National Instrument 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

1.  Introduction

This discussion and analysis of the consolidated operating results and financial condition of Desert Sun Mining Corp. ("Desert Sun", or the "Company") for the three and nine months ended September 30, 2005 should be read in conjunction with the related unaudited interim consolidated financial statements, including the notes thereto, as well as the audited consolidated financial statements and notes for the 16-months ended December 31, 2004, the Annual Information Form on file with the Securities Commissions of all the provinces of Canada and the Annual Report on form 40-F on file with the United States Securities and Exchange Commission.

Desert Sun was originally incorporated (Fredonia Oil & Gas Ltd.) under the laws of British Columbia on May 21, 1980. In 1984, the Company changed its name to Consolidated Fredonia Oil & Gas Ltd., in 1986 to Sun River Gold Corp. and in 1991 to Yellow Point Mining Corp. On August 26, 1994, the Company changed its name to Desert Sun Mining Corp. and on March 20, 2003, Desert Sun was continued under the Canada Business Corporations Act.

The unaudited interim consolidated financial statements and related notes of Desert Sun have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") for the preparation of interim financial information. Desert Sun's policies are consistent with accounting policies generally accepted in the United States ("US GAAP") in all material respects except as outlined in Note 18 to the audited consolidated financial statements for the 16-months ended December 31, 2004.

Desert Sun's unaudited interim consolidated financial statements and related notes, as well as management's discussion and analysis thereof are expressed in Canadian dollars, except where otherwise indicated.

Mr. Peter Tagliamonte, P.Eng is the Qualified Person, as defined by National Instrument 43-101, for all mining engineering work at the Jacobina Mine and associated development projects. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the Company's exploration programs and the geoscientific and technical disclosure contained within this document.

Change in the ending date of Financial Year

In 2004 the Company has changed its financial year end from August 31 to December 31. Under Brazilian law, Jacobina Mineracao e Comercio Ltda. ("JMC") is required to have a year-end of December 31, and as JMC holds a 100% interest in the Jacobina Mine and related exploration and development properties, management believes that it is more cost efficient and in the best interest of shareholders for both companies to have the same financial year-end. The Company implemented this change by having a transition year of 16 months, with the last day of the transition year being December 31, 2004. Below is a comparison of the quarterly periods for the current fiscal year with the comparable periods:

	Current fiscal year	Comparative Period
First quarter:	3-months ended March 31, 2005	3-months ended November 30, 2003
Second quarter:	3-months ended June 30, 2005	4-months ended March 31, 2004
Third quarter:	3-months ended September, 30, 2005	3-months ended June 30, 2004
Fiscal year:	12-months ended December 31, 2005	16-months ended December 31, 2004

This MD&A includes certain forward-looking statements. Please read the cautionary note at the commencement of this report.

2.  Vision and Strategy

Desert Sun is a North American-based gold producer engaged in the exploration for, and development, extraction and processing of metals. Desert Sun's strategy is to provide its shareholders with superior returns from high quality assets in areas of low political risk. Desert Sun has a strong and liquid balance sheet, no debt other than equipment supplier credit arrangements and has not hedged or sold forward any of its future gold production.

Desert Sun's principal asset is the Jacobina Gold Mine and the associated 155-kilometer long Bahia Gold Belt, located in the State of Bahia in northeastern Brazil. The mill facilities at Jacobina were commissioned in the first quarter of 2005 and commercial production at the Jacobina Mine was declared as of July 1, 2005. The Company produced at 75% of stated capacity in the third quarter and expects to reach full production capacity, producing at a rate of 100,000 ounces of gold per annum, in the fourth quarter of 2005.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

The common shares of Desert Sun trade on the Toronto Stock Exchange under the trading symbol DSM, on the American Stock Exchange under the symbol DEZ and are also quoted over the counter on the Berlin and Frankfurt Stock Exchanges under the symbol DRT. The Company's share purchase warrants trade on the Toronto Stock Exchange under the symbol DSM.WT.

The Company has a strong management team (recently supplemented with the appointment of Mr. Mike Hoffman as Vice President, Strategic Development with primary responsibility for facilitating the planned expansion of gold production at Desert Sun's Jacobina Mine in Brazil), board of directors and special advisory committee, with diverse expertise in gold exploration, mine development and finance. Management's goal is to grow Desert Sun into a 250,000 ounce per year producer within three to four years. The Company's short-term growth strategy is focused on the development of its Jacobina Mine, where Desert Sun expects to develop four further mining areas within 5 kilometers of the existing plant site.

The Company has three unique growth pillars:

1.  a producing gold mine that is expected to reach full production by the end of 2005,

2.  development projects that will significantly expand gold production and elevate the Company to an intermediate-sized gold producer within three to four years, and

3.  excellent exploration targets on its extensive land holdings that provide the "blue-sky" opportunity for the discovery of further exploitation opportunities.

3. Overview of the Third Quarter

HIGHLIGHTS Results for the three months ended September 30, 2005 Revenues (in thousands of Canadian dollars)	$ 8,962
Cash flow from operating activities (in thousands of Canadian dollars)	$ 566
Net loss for the period (in thousands of Canadian dollars)	$ (503)
Gold production Number of ounces produced (in ounces)	18,683 ounces
Number of ounces sold (in ounces)	16,400 ounces
Realized gold price (in United States dollars per ounce)	US$ 442
Total cash costs (in United States dollars per ounce)	US$ 292
Financial position at September 30, 2005 Cash and equivalents (in thousands of Canadian dollars)	$ 11,294
Total assets (in thousands of Canadian dollars)	$ 99,623
Shareholders' equity (in thousands of Canadian dollars)	$ 84,971
Total number of shares outstanding (number)	87,578,894 shares

The third quarter of fiscal 2005 represents a significant milestone in the evolution of Desert Sun, with the declaration of commercial production as of July 1, 2005 and reporting of operating revenue and cost of operations for the Jacobina Mine for the first time.

Review of Financial Results
Adjusted net earnings / (loss) (in thousands of Canadian dollars) (non-GAAP measure) Net loss for the period, as reported	$ (503)
Stock-based compensation	834
Foreign exchange gain	(109)
Adjusted net earnings	$ 222

Desert Sun recorded adjusted net earnings for the three month period ended September 30, 2005 of $222,000, before charges for a non-cash stock-based compensation expense of $834,000 and a foreign exchange gain of $109,000, mainly generated on the translation of non-cash working capital.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

The reported net loss for the three month period was $503,000, compared with a net loss of $543,000 for the comparable three month period ended June 30, 2004. The net loss for the nine month period ended September 30, 2005, including a non-cash stock based compensation expense of $4.58 million, was $6.86 million compared with a net loss for the ten months ended June 30, 2004 of $6.49 million that included a non-cash stock based compensation expense of $4.58 million.

Revenues from mining operations in the three months to September 30, 2005 were $8.96 million and operating earnings from the Jacobina Mine were $1.24 million, before taxes. Production from the Jacobina Mine for the three months ended September 30, 2005 was 18,683 ounces of gold at an average cash cost of US$292 per ounce. Cash costs were principally affected by the level of production from the Jacobina Mine for the period being at 75% of full capacity during this planned ramp-up phase, and the strength of the Brazilian Real (the effective rate in the quarter was R$2.3294: US$1.00).

Gold production costs (non-GAAP measures) for the three months ended September 30, 2005 (United States dollars per ounce, unaudited)

Direct mining costs	279
Selling, transportation and refining	9
Mine operating costs	288
Royalties	4
Total operating costs	292
Depreciation, depletion and amortization	67
Total production costs	359
Operating statistics for the three months ended September 30, 2005
Tonnes mined	340,913
Tonnes milled	300,505
Gold ore grade (grams per tonne)	2.03
Gold recovery rate (%)	95.4

The Company anticipates that total operating costs should decrease by approximately US$30 to US$35 per ounce as production levels increase to full capacity, and by a further approximately US$30 to US$35 per ounce from January 2006 when some 70% of operating costs will be protected from the current strength of the Brazilian Real through the Company's currency protection program.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning in January 2006 at an exchange rate averaging R$3.00:US$1.00 for the year. The Company is monitoring the exchange rate between the Brazilian Real and the US Dollar closely and will enter into further contracts for 2007 at an opportune time.

General and administration costs for the three and nine months ended September 30, 2005 were $859,000 and $3.65 million respectively, compared with $623,000 and $2.39 million in the three and 10 months ended June 30, 2004. The major components continue to be management and administrative services, investor relations and shareholder information and general office expenses.

At September 30, 2005, Desert Sun had treasury assets with a market value of $11.29 million. Cash flow generated from operations was an inflow of $566,000 in the three months ended September 30, 2005 including additions to non-cash working capital items, compared with a cash outflow of $7.09 million in the preceding six months ended June 30, 2005, and an outflow of $553,000 in the three months ended June 30, 2004.

Capital expenditures in the three month period on property, plant and equipment and mineral properties were $7.69 million. This included $2.94 million on property, plant and equipment (primarily machinery and equipment), $1.62 million on sustaining capital development at the Jacobina Mine, $880,000 at Morro do Vento, $1.01 million on the remaining development projects (primarily Canavieiras and the Morro do Vento Extension) and $1.24 million on exploration at Pindobacu and along the Bahia Gold Belt.

Gold production in the third quarter was 18,683 ounces, compared to 11,873 ounces of gold in the second quarter. In the three months ended September 30, 2005, 16,400 ounces of gold were sold at an average price of US$442, compared with 9,889 ounces sold in the three months ended June 30, 2005 at an average price of US$427 per ounce.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

CORE BUSINESS - GOLD MINING

Jacobina Mine

Desert Sun owns 100% of the Jacobina property, which includes the Jacobina Gold Mine, the Morro do Vento project currently under development, additional projects in the mine area slated for near term development, and the associated 155-kilometer long Bahia Gold Belt:

In the first (2002 - 2003) of a three-stage development program, completed in September 2003, Desert Sun secured exclusive ownership of the Jacobina property and completed a feasibility study that supported the reopening of the Jacobina Mine.

The second stage (2003 - 2005), which was completed in June 2005, involved bringing the Jacobina Mine back into production in line with the proposals contained in the SNC Lavalin feasibility study, as modified through the development process. Rehabilitation of the Jacobina Mine started in earnest in April 2004. Existing facilities were refurbished and improvements made in the mining and processing methods. The plant facilities were completed in February 2005, with a rated capacity of 4,200 tonnes per day and expected annualized production of some 100,000 ounces. The first gold pour took place in March 2005 and commercial production was declared as of July 1, 2005.

With production at the Jacobina Mine approaching 100% of design capacity, the Company has initiated the third stage (2005 - 2009) of its development program, the goal of which is the expansion of annual production through development of additional mining areas within the immediate vicinity of the existing plant facilities to over 250,000 ounces per annum. Planning done to date has highlighted the potential for developing four additional mining areas over the next three to four years in order to successfully achieve this goal.

The mining method is sublevel retreat, longhole stoping, using electric-hydraulic jumbos, 15-tonne LHDs (Load Haul Dump) and 35-tonne trucks. A ramp and drifts provide access to the mine for labour, equipment and materials. The plant uses conventional crushing, grinding and carbon-in-pulp ("CIP") technology.

Labour, safety and training

At September 30, 2005 Desert Sun employed 468 (June 30, 2005: 390; March 31, 2005: 293) personnel on site at the Jacobina Mine and at the various exploration projects. This staff complement was supplemented by temporary contractors for a total of 754 (June 30, 2005: 713; March 31, 2005: 618) individuals on site. In the year to date, the Company has conducted 9,766 hours of safety training, including 3,703 hours in the current quarter.

Environmental

Under Desert Sun's operational management, the Jacobina Mine has had no environmental spills or incidents. All effluent monitoring requirements are in compliance with Operating Licence conditions.

In the period under review, the Company received the Mine Operating Licence for Morro do Vento as well as the Mill Operating Licence for the expansion to 195,000 tonnes per month from the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

4.  Outlook for the rest of 2005

Total production for 2005 is forecast at approximately 55,000 ounces, including 11,935 ounces of gold in the pre-production phase. Annual steady state production, being 100,000 ounces per annum, is expected to be reached in the fourth quarter of 2005. Average head grade is projected to be 2.1 g Au/t with an average recovery rate expected at the plant of 96.5%. The production forecast is based on milling 4,200 tonnes per day.

Anticipated further weakening of the US dollar, geopolitical tensions and lower levels of producer hedging have the potential to continue to push gold prices higher. For example, see Barry Cooper of CIBC World Markets forecast of October 2005: "Our 2006 forecast rises to $525 per ounce from $475, and we are introducing a 2007 gold price forecast of $550 per ounce. We have also increased our long term gold price from $400 to $450 per ounce ...". Desert Sun's gold production is entirely unhedged, enabling it to fully participate in the expected higher gold prices.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

5.   Consolidated Financial Results of Operations

in thousands of Canadian dollars, except per share amounts

	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Revenue
Mining operations	(8,962)	0	0	0	0
Investment income	(78)	(136)	(113)	(673)	(82)
Expenses
Mining operations	5,879	0	0	0	0
Government royalty	90	0	0	0	0
Selling, transport and refining	204	0	0	0	0
Depreciation, depletion and amortization	1,551	0	0	0	0
General and administration:
- Amortization (corporate)	1	1	1	7	3
- Consulting fees	31	29	643	421	153
- Directors' and committee member fees	11	13	13	63	0
- Investor relations and shareholder information	91	182	126	794	389
- Management and administrative services	308	281	276	910	398
- Office and miscellaneous	115	126	99	511	233
- Professional fees	61	75	12	229	119
- Taxes	183	35	0	0	0
- Transfer agent, listing and filing fees	14	88	85	235	167
- Travel and entertainment	44	135	74	562	298
- Non-recurring cash bonus	0	0	495	768	318
Stock-based compensation	834	3,750	0	4,419	249
Foreign exchange loss / (gain)	(109)	65	0	18	8
Financial expenses	174	0	0	2	1
Income taxes	61	0	0	0	0
Net Loss for the Period	503	4,644	1,711	8,266	2,254
Per Share: Basic and diluted	0.01	0.06	0.02	0.14	0.09
Operating cash inflow / (outflow)	566	(4,828)	(2,260)	(2,887)	(1,558)

Three months ended September 30, 2005

On a consolidated basis, Desert Sun recorded a net loss from operations of $503,000 in the three months ended September 30, 2005, or 1 cent per share; compared with $4.6 million (or 6 cents per share) in the three months ended June 30, 2005 and $1.7 million (or 2 cents per share) in the three months ended March 31, 2005.

The statement of operations highlights significant increases in overheads over fiscal 2003 and fiscal 2004, which includes increased management remuneration due to a higher staff complement and an increased contractual time commitment on the part of the officers of the Company; higher listing and filing fees as a result of the increased market capitalization of the Company (used to calculate exchange annual sustaining fees) and the listing of the Company's securities on the American Stock Exchange; and consulting fees that include $626,500, being the value expensed for the 500,000 warrants issued during the course of considering various financing alternatives for the Company earlier this year (as valued in terms of the Black-Scholes Model). Head office cash operating costs, i.e. general and administration expenses less non-cash consulting fees and corporate amortization, amounted to $858,000 in the three months ended September 30, 2005, compared with $964,000 in the three months ended June 30, 2005 and $701,000 in the quarter ended March 31, 2005. The Company is projecting a sustainable level of approximately $800,000 per quarter.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Significant operating expenses are as follows:

Management and administrative services expenses of $308,000 were incurred in the three months ended September 30, 2005, compared with $281,000 and $771,000 in the three months ended June 30 and March 31, 2005 respectively. The expense for the first quarter included bonuses paid upon the achievement of significant milestones of $495,000. Also included in the above expense is $23,000 per quarter paid to a company controlled by a director of Desert Sun, for administrative services. Management costs have now reached a relatively stable level, higher than fiscal 2004 as a result of the growth in the Company with additional officers and staff being added as well as increased time commitments by existing officers and staff, and ongoing management consulting and administration fees of approximately $300,000 per quarter can be expected.

Investor relations and shareholders' information activities cost $91,000 in the three months ended September 30, 2005, compared with $182,000 and $126,000 in the second and first quarters respectively. The Company sustains an investor relations campaign directed to increase awareness of the Company and its project both in North America and Europe. Significant activities during the period included compiling a new investor presentation and brochure ($26,000), the co-hosting of a promotional event in Toronto ($9,000), and attendance at trade shows ($18,000).

Travel and entertainment expenses decreased to $44,000 in the three months ended September 30, 2005, from $135,000 in the second quarter and $74,000 in the three months ended March 31, 2005. The travel and entertainment costs relate principally to the investor relations and marketing activities of management as they endeavour to keep investors informed about developments at the Company. Travel and entertainment expenditure in the quarter was comprised mainly of visits by senior management to Brazil ($15,000) and attendance at trade shows ($22,000).

Office and miscellaneous expenses in the three months ended September 30, 2005 were $115,000 (June 30, 2005: $126,000; March 31, 2005: $99,000). Desert Sun shares corporate office space and administrative services with certain other public companies, which together during 2004 negotiated and upgraded additional office space. The costs of ongoing office administration should be modest as the Company is reimbursed by these other companies for their proportionate share (currently approximately 77%) of all common expenses such as office rental, telephone, computer maintenance and office supplies. The largest component of this expense category in the period under review was insurance –including public liability, directors and officers and health insurance – of $58,000. Office rent amounted to $16,000 and telephone and communications costs totaled $17,000.

Taxes, in the third quarter, comprised mainly indirect Brazilian taxes such as charges on financial transactions, while in the second quarter (when all expenditure in Brazil was capitalized) they related to Ontario Capital Taxes.

6.  Operational Review

In the nine months ended September 30, 2005 the Company achieved significant milestones at the Jacobina Mine and associated exploration program:

1.  The Jacobina Mine has been reactivated and at full production, anticipated to be reached in the fourth quarter of 2005, will produce 100,000 ounces of gold per annum. The first gold was poured at the reactivated Jacobina Mine in March 2005, commercial production was declared effective July 1, 2005 and was at 75% of capacity for the third quarter ended September 30, 2005.

2.  The Jacobina Mine produced a total of 11,935 ounces from the first gold pour at the end of March 2005 to June 30, 2005. Of this total, 9,889 ounces were sold by June 30, 2005 at an average net sale price of US$427 per ounce and the proceeds of US$4.2 million, less the attributable costs of production, were credited against mine development costs.

3.  During the second quarter of 2005, the mill processed 210,400 tonnes with an average grade of 2.16g Au/t resulting in the production of 11,873 ounces of gold.

4.  In the three months ended September 30, 2005, the first quarter of commercial production, the mill processed 300,505 tonnes with an average grade of 2.03 g Au/t resulting in the production of 18,683 ounces of gold. The metallurgical recovery rate was 95.4%. Sales of gold in the third quarter totaled 16,400 ounces at an average net sale price of US$442 per ounce. Sales of silver generated a by-product credit of approximately US$6,000.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

5.  The estimated mineral reserves, which are included in the table of mineral resources below, determined at a US$350 per ounce gold price, are as follows:

Estimated Mineral Reserves as of August 1, 2005 1
Area	Proven		Probable		Proven & Probable
	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces Contained
Joao Belo 2	1,955,000	2.02	9,147,000	2.04	11,102,000	2.04	727,000
Morro do Vento 4	Nil	Nil	3,586,000	2.09	3,586,000	2.09	241,000
Basal Reef 3	Nil	Nil	2,304,000	2.51	2,304,000	2.51	186,000
Serra de Corrego 3	Nil	Nil	972,000	2.14	972,000	2.14	67,000
Total	1,955,000	2.02	16,009,000	2.13	17,964,000	2.11	1,221,000
Less: Production March to July 2005					341,980	2.08	22,869
Estimated Mineral Reserves as of August 1, 2005 5					17,620,000	2.11	1,200,000

1   Mineral reserves have been classified in accordance with CIM standards under NI 43-101.

2   Desert Sun Mining mineral reserve estimate March 1, 2005 (Pearson and Tagliamonte, 2005) (see DSM Press Release March 3, 2005).

3   As per original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see DSM Press Release September 12, 2003).

4   Desert Sun Mining mineral reserve estimate August 11, 2005 (reviewed by Devpro Mining Inc.) (see DSM Press Release August 11, 2005).

5  Totals have been rounded.

6.  An internal review and evaluation of the Company's development projects was completed in January 2005, with Morro do Vento identified as the next project to be developed. A pre-feasibility study of Morro do Vento, which is located 0.5 km from the processing plant, was completed in August 2005 and confirmed the economic viability of developing the Morro do Vento Mine. Micon International Limited of Toronto completed the review of mineral resources; AMEC Americas Limited of Vancouver completed a review of the mill expansion and Devpro Mining Inc. of Sudbury, in conjunction with Desert Sun staff, completed the mine plan and mineral reserve estimate. All licences and permits necessary to initiate work at Morro do Vento have been received from the Brazilian environmental review agency, Centro de Recursos Ambientais (CRA).

7.  In 2005, Desert Sun has continued to make solid progress with its US$5million exploration program within the Bahia Gold Belt and to November 3, 2005 had completed 127 holes totaling 24,462 metres of diamond drilling to test three major target areas: the Canavieiras and Morro do Vento Extension targets in the Jacobina Mine area, and the northern Bahia Gold Belt target area, 50 km north of the town of Jacobina. At the end of September 2005 there were five drills operating: two underground and one surface rig at Canavieiras, one underground rig at Morro do Vento Extension and one surface drill at Pindobacu-Fumaga. One surface drill from Pindobacu was transferred to the mine for the deep drill program at Joao Belo, while the remaining surface drill was transferred to the mine at the end of October when the drilling program was completed at Pindobacu. Planned drilling for the 2005 program is nearing completion and work has commenced on estimating an updated mineral resource, which is expected to be completed by the end of this year when all assay results have been received.

JACOBINA MINE

Reactivation of the Jacobina Mine started in earnest in April 2004. By May 2004, the underground mine was de-watered, by June 2004 the antiquated rail haulage system was removed, the drifts enlarged to accommodate mechanized equipment and new ramp development started, and in July 2004 ore development commenced. A complete fleet of new equipment was purchased from Atlas Copco and Volvo, which included 15-tonne LHDs (Load Haul Dump), 35-tonne haulage trucks, electric hydraulic 2-boom jumbos, and electric hydraulic ITH (in-the-hole) production drills. New ventilation, compressed air, and electrical systems were installed. Mine offices, heavy equipment mechanical shops, warehouses, staff facilities and a haulage road were completed by October 2004. The plant has been completely refurbished and modernized, with four additional leach tanks installed to increase leach time and gold recovery from the historical 92% to 96.5%. A new regeneration kiln has been installed and the CIP (carbon-in-pulp) circuit has been upgraded with a 100% increase in the screen capacity. A new crushing plant has been constructed with a throughput capacity of 500 tonnes per hour. The production plant has been fully automated with Siemens technology and is now operating with 40% less manpower.

The capital project, including development of the Jacobina Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment and vehicles, cost approximately US$37 million. The original 2003 SNC Lavalin Feasibility Study projected costs of US$34 million. Lower development costs were offset by later than expected pre-operational revenue, as a result of the delayed delivery of the long hole drills.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

EXPLORATION

The Bahia Gold Belt, wholly owned by Desert Sun, totals 131,539 hectares that includes 5,996 hectares in the mining lease, 97,476 hectares of granted exploration concessions and 28,067 hectares of filed applications for exploration concessions. The property covers a strike length of 155 kilometers over the Jacobina Group sedimentary rocks, which underlie the Serra do Jacobina mountains. The Company is conducting a major exploration program along the Belt, and has outlined four primary target areas for more detailed follow-up. These targets include the Pindobacu area 50 kilometers north of Jacobina where geological mapping, prospecting, and rock and soil geochemical sampling has identified gold-bearing quartz veins, stockworks and extensive silicified zones in a thick package of fuchsite-bearing, locally oxidized (after pyrite) quartzites and metaconglomerates that may be the northern and separate extension of the Serra do Corrego Formation; a new basinal entry point area with significant conglomerates, located five kilometers north of Pindobacu; and a 45+ kilometer strike length extension of the Serra do Corrego Formation conglomerates, which hosts the existing mines.

The following table provides the current mineral resource estimate that has been reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr. Hennessey filed on SEDAR. Mineral resources include the above mineral reserves.

Summary of Mineral Resources as at December 12, 2004*

Category	Area	Tonnes	Grade	Contained Gold
			(g/t Au)	(ounces)
Measured	Joao Belo	2,300,000	2.41	180,000
	Itapicuru**	250,000	5.70	45,000
	Serra do Corrego	10,000	7.50	3,000
	Canavieiras	56,000	6.73	12,000
	Subtotal	2,620,000	2.83	240,000
Indicated	Joao Belo	10,300,000	2.37	790,000
	Itapicuru**	9,390,000	2.63	790,000
	Serra do Corrego	910,000	2.39	70,000
	Canavieiras	850,000	3.61	100,000
	Joao Belo Sul	770,000	2.55	60,000
	Subtotal	22,200,000	2.49	1,810,000
Total	Joao Belo	12,600,000	2.38	970,000
Measured and	Itapicuru**	9,630,000	2.71	840,000
Indicated	Serra do Corrego	920,000	2.44	72,000
	Canavieiras	900,000	3.80	110,000
	Joao Belo Sul	770,000	2.55	60,000
	Total	24,800,000	2.53	2,050,000
Inferred	Joao Belo	5,300,000	2.33	390,000
	Joao Belo-other reefs	1,000,000	3.88	120,000
	Itapicuru**	3,800,000	3.17	390,000
	Serra do Corrego	1,800,000	2.95	170,000
	Canavieiras	3,700,000	2.41	290,000
	Joao Belo Sul+	3,900,000	1.67	210,000
	Other Areas	2,700,000	3.23	280,000
	Total	22,200,000	2.61	1,900,000

* Totals have been rounded.

** Itapicuru includes Morro do Vento, Morro do Vento Extension and Basal/Main Reef.

+ Previously included in Other Areas.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Morro do Vento

·

At the Morro do Vento target area located 0.5 kilometers north of the processing plant, the target intermediate reef package is 40 to 70 meters wide, and extends along the full two kilometer strike length.

·

An internal review and evaluation of the Company's development projects was completed in January 2005, which established Morro do Vento as the next project to be developed upon completion of the Jacobina Mine. An internal study was completed in April indicating that underground mining is the best option for this project and an independent 43-101 compliant pre-feasibility study was completed in early August 2005.

·

Highlights of the pre-feasibility study:

·

Mineral reserves estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold

Morro do Vento Mine to produce 50,000 ounces per year at a cash cost of US$240 per ounce, beginning in 2006

Capital cost (net of pre-production cash flow) is estimated at US$17.2 million

Recovered gold including pre-production is estimated at 229,000 ounces

20% Internal Rate of Return with a Net Present Value of US$8.4 million at a 5% discount rate

5.5 year mine life with excellent potential to outline additional mineral reserves

·

The Morro do Vento mine will be the second production area at Jacobina and will add an additional 50,000 ounces per year bringing overall production to 150,000 ounces per year. The mining method and equipment will be similar to that currently used at the Jacobina Mine operations. The throughput of the processing plant will need to be expanded from 4,200 tonnes per day to 6,500 tonnes per day to accommodate the additional ore.

·

The Company has started work on collaring the 720 Level access portal for Morro do Vento and slashing the access adit. A power line directly to the Morro do Vento site is currently under construction and the mining equipment has been ordered. A strong mine development team has been assembled that will oversee all work on the project.

·

The total indicated mineral resources at Morro do Vento are estimated to be 5,790,000 tonnes grading 2.18 g Au/t, containing 406,000 ounces of gold using a conventional polygonal method. Inferred mineral resources are estimated to be 2,470,000 tonnes grading 2.42 g Au/t, containing 192,000 ounces of gold. The pre-feasibility study considered the indicated mineral resources above the 800 level only, which total 5,018,000 tonnes grading 2.08 g Au/t, containing 335,000 ounces of gold. Probable mineral reserves at US$350 per ounce gold price are estimated to be 3,586,000 tonnes at 2.09 g Au/t containing 241,000 ounces of gold. There is excellent potential to both upgrade and expand mineral resources below the 800 level.

·

Mining will be by conventional long hole open stoping using top hammer long hole drills, 6.2 m3 LHDs, and 35-tonne low profile haulage trucks. Geotechnical aspects of the mine design have been reviewed by MLF Geotecnica Mechanica de Rochas Ltda ("MLF") of Nova Lima, Brazil, who indicated that ground conditions are expected to be good and there should be no problems with ground stability with the current mine design. AMEC Americas Inc. of Vancouver, B.C. ("AMEC") considers that the Morro do Vento mineralization will behave in a metallurgically similar way to the Joao Belo ore currently being processed and that treatment of any ratio of these ores will not significantly impact metallurgical plant performance.

·

Access will be via the 720 Level adit, at the north end of the Morro do Vento area, which is approximately 200 metres from the crusher and accessed via the existing Jacobina Mine (Joao Belo Zone) haul road. Existing mine infrastructure, including mechanical shops, warehousing and staff facilities will be utilized to accommodate the Morro do Vento operation.

·

The results of the study have identified a number of modifications to the milling facilities to increase the throughput from 4,200 tonnes per day to 6,500 tonnes per day:

·

Installation of a new secondary crushing circuit to produce a finer crushed product prior to grinding.

Replacement of the grinding cyclones and corresponding feed pumps with higher capacity units in order to handle the increased throughput.

Installation of a new thickener that would function in parallel with the existing circuit. The current sand/slime system would be abandoned.

In the leaching area, an increase in the number of mechanically agitated leach tanks to provide the optimal leach residence time is required. A new leach feed vibrating screen, leach feed sampler and leach transfer pumps are also required to handle the increased capacity.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Installation of a new CIP tails vibrating screen and sampler to handle the increased tailings capacity.

Replacement of the tailings disposal pipeline with a new larger diameter pipeline to handle the increased capacity.

Installation of new process water distribution pumps to handle the increased water requirements.

Primary crushing, carbon in pulp, carbon stripping and reactivation, reagent handling and refining circuits were deemed to have sufficient capacity to accommodate the increased capacity.

All environmental licenses required for the Morro do Vento operation have been received. The existing freshwater supply and discharge water systems will be utilized, as well as the storm water drainage system. Closure costs associated with the Morro do Vento mine are considered to be included with the Jacobina Mine complex closure plan.

Total capital cost is estimated to be US$31.2 million for the project. Gold produced from capital development in ore, amounts to US$14 million making the total new capital requirements for the project of US$17.2 million. The underground mine sustaining capital has been estimated to be US$5.8 million, to primarily be incurred in the years 2007 and 2008 for equipment rebuilds and ongoing mine development.

Devpro Mining Inc. (Devpro) was contracted by Desert Sun to co-ordinate the preparation of this pre-feasibility level report. Mr. Terrence Hennessey, P.Geo. of Micon International Limited (Micon) reviewed the geological aspects of the study and the mineral resource estimates. Mr. Rick Adams, P.Eng. of Devpro reviewed the mining methods and layouts, preparation of the mineral reserve estimates, and mine capital and operating cost estimates. Mr. Joe Milboume, P.Eng. of AMEC prepared a study of the milling and metallurgical aspects of the Morro do Vento deposit mineralization, and MLF reviewed the geomechanical aspects of the project with respect to ground stability. The individuals cited above are all independent qualified persons as defined under National Instrument 43-101.

Morro do Vento Extension

The Morro do Vento Extension target is located immediately north of the processing plant at the Jacobina Mine area. In 2004 a drill hole intersected 4.94 g Au/t over a true width of 12.6 metres in the Main Reef in the Morro do Vento Extension. From January 1 to November 3, 2005, 24 drill holes totaling 8,511 metres have been completed. Drilling continues to focus on exploring the southern continuation of the Basal and Main reefs into the Morro do Vento area. The Main Reef, which is stratigraphically about 50 metres above the Basal Reef, is a major target that was intersected in the new drill holes and is the northern extension of the same reef previously mined in the Morro do Vento area. The first hole in the Morro do Vento portion of the target zone returned 5.81 g Au/t over 2.3 metres true width in the Main Reef and 4.47g Au/t over 1.8 metres true width in the Basal Reef.

Highlights from new holes in the Morro do Vento Extension target include:

Surface Drilling

2.26g Au/t over a true width of 7.6 metres in the Basal Reef

3.23g Au/t over a true width of 3.5 metres in the Basal Reef

Underground Drilling

3.66g Au/t over a true width of 4.8 metres in 14.5 metres true width grading 1.99g Ault in Basal Reef

Rehabilitation of the old access levels has allowed more efficient drilling from underground. An underground drilling program has commenced at the Morro do Vento Extension area from the 645-metre level to test the potential for the Main Reef at higher elevations. The surface drilling program has now been completed on the 600-metre long target area between the Morro do Vento Extension and the north end of Morro do Vento; results from these eight holes are pending.

Canavieiras

The Canavieiras area at Jacobina comprises three target areas: conglomerate reefs located between 50 to 100 meters below the historical mine workings; the southeast extension of the reefs that were previously mined; and reefs above the historical mine workings. The former Canavieiras Mine is located 3 kilometers north of the processing plant and is located in a block bounded by faults that is approximately 1.2 kilometers long and 700 meters wide.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

To November 3, 2005, 54 holes totaling 7,095 metres have been completed at Canavieiras. Recent results include:

Step-out hole, 230 metres south of old mine workings:

• 3.94g Au/t over a true width of 9.6 metres in a wider section grading 2.36g Au/t over a true width of 31.4 metres (Middle Unit reef) and 3.20g Au/t over a true width of 5.9 metres (Liberino reef)

Reefs below old workings:

• 11.72g Au/t (9.68 highs cut to 30g Au/t) over a true width of 3.9 metres (top of Middle Unit reef only — results for balance of zone and Lower Unit reef pending)

• 3.93g Au/t over a true width of 11.1 metres in 30.0 metres grading 1.75 g Au/t

• 4.44g Au/t over a true width of 6.2 metres including 3.14g Au/t over a true width of 9.5 metres

• 4.26g Au/t over a true width of 5.8 metres in Middle Unit reef and 4.95g Au/t over a true width of 3.1 metres in Lower Unit reef

The step-out hole contains three major gold mineralized reefs, which are the southern continuation of the same mineralized stratigraphy in the old Canavieiras Mine area. This step-out hole extends the known strike length of the mineralized zone to 700 metres from the previously reported 400 metres. The potential to outline substantial additional resources in the new area to the south is excellent. The Company has re-habilitated the No. 6 adit, located 230 metres south of the old workings, to enable further drilling from underground in this highly prospective area. The grades and widths in the new holes at Canavieiras continue to confirm and expand upon the excellent results obtained at Canavieiras earlier this year. With the exception of the step-out hole to the south, these new holes tested primarily the southeastern extension of the mineralized reef package near and below the old mine workings. This zone is open along strike to the south and to the east. Re-sampling of old core suggests that historic grades may have underestimated grades in some areas. Re-interpretation of all of the available drilling and geological data for Canavieiras is continuing, to develop an accurate 3-D model which will facilitate further exploration and form the basis for future resource estimation.

Pindobacu

Desert Sun is carrying out a reconnaissance diamond drill program to test several targets identified from geological mapping/sampling and soil geochemistry undertaken by Desert Sun, as well as an induced polarization geophysical survey by Fugro-LASAGeomag, in the northern portion of the Bahia Gold Belt at Pindobacu; an area located 50 kilometers due north of the town of Jacobina. The Pindobacu target is accessible by paved road from Jacobina and is 2 kilometers west of the town of Pindobacu. The mineralogy and geochemistry of this system are remarkably similar to the gold mineralization in the quartz pebble conglomerates in the Jacobina Mine area to the south. The regional Pindobacu Fault system, which forms the eastern boundary of the Jacobina Basin, is clearly a major focus of hydrothermal alteration and mineralization. This mineralized structure probably extends for at least 15 kilometers along strike and the alteration zone is up to 100 meters wide.

To November 3, 2005, 36 holes totaling 5,943 metres have been completed to test the Pindobacu target area. The more recent drill holes at Pindobacu have tested the core area that extends at least 700 metres along strike at a deeper level (100 metres to 150 metres below surface) than the original series of 100-metre spaced holes (50 metres to 80 metres below surface). Assay results for chip sampling in a shaft located at the Pindobacu "garimpo working" returned 3.27g Au/t over a true width of 14.1 metres in a vertical section including 6.85g Au/t over a true width of 5.0 metres.

Highlights from new holes at the Pindobacu target include:

• 4.40g Au/t over a true width of 3.4 metres

• 2.61 g Au/t over a true width of 1.8 metres

The Company continues to develop a better understanding of the structure and controls on gold mineralization in the Pindobacu area and has developed a new model accordingly. The deeper series of holes has confirmed that the strong alteration zone extends downdip to at least 150 metres, however, assay results on these holes are pending. It is likely that there could be a series of hydrothermal centres with significant gold mineralization along this extensive structure. Gold mineralization occurs within fractured, faulted and brecciated quartzites in the hinge area of a major east-dipping fold structure.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Jacobina Basin Study

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, recently carried out a study of the Jacobina Basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with Desert Sun personnel led by senior geologist Pedro Moura de Macedo, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers, which are exposed in a large tectonic window across an area 5,000 meters long by 900 meters wide about five kilometers northwest of Pindobacu. Gold garimpos (free miner workings) occur around this "window" near the contact with volcanic rocks of the Mundo Novo Formation, which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concluded that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about six kilometers south of the town of Pindobacu, north of which is the Pindobacu Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles, which typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine area in the Jacobina Compartment and potentially around Mina Velha, five kilometers northwest of Pindobacu, in the Pindobacu Compartment.

Dr. Karpeta has commented that there are strong similarities in the style of sedimentation and gold mineralization at Jacobina to those of the Tarkwa and Witwatersrand Belts. He indicated that the presence of extensive hydrothermal alteration is very encouraging, and indicative of the possibility of more extensive gold mineralization elsewhere in the Belt in addition to the obvious potential for extending the known deposits in the Jacobina Mine area. Finally, Dr. Karpeta stated that the exploration done to date at Jacobina is still very limited in comparison to both Tarkwa and Witwatersrand and that exploration along much of the Bahia Gold Belt is just beginning.

7.   Liquidity and Capital Resources

The following table summarizes the Company's consolidated cash flows and cash on hand:

(in thousands of Canadian dollars)	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Cash and equivalents	11,294	15,915	29,148	21,356	6,832
Working capital	11,941	16,943	26,787	19,803	6,414
Cash flow from operating activities	566	(4,828)	(2,260)	(2,887)	(1,558)
Cash used by investing activities	(8,272)	(8,485)	(13,701)	(33,536)	(3,154)
Cash provided by financing activities	3,085	81	23,752	50,946	9,809

Cash Resources

The increase in cash and equivalents from $21.4 million at December 31, 2004 to $29.1 million at March 31, 2005 was primarily attributable to the issuance of capital stock by way of a bought deal in March 2005 that raised $23.3 million. Since March 31, 2005 cash and equivalents have decreased by $17.9 million, to $11.3 million as a result of funding the completion of the refurbishment of the Jacobina Mine as well as an aggressive exploration program. The Jacobina Mine has begun to generate positive cash flow, with the cash on hand to be used to fund the development of the Morro do Vento project, the ongoing exploration program and head office overheads.

In addition to the $23.3 million raised, net of issue costs, through the issuance of common shares (fiscal 2004 – $51 million), $720,000 was received from the exercise of options and $2.9 million from the exercise of warrants in the nine months to September 30, 2005.

DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Cash and equivalents at September 30, 2005 consisted of $3.5 million cash on deposit with the Royal Bank in Canada, $2.7 million cash on deposit with Bank Boston and Banco do Brazil in Brazil and $5.1 million cash invested in short-term liquid investments in Canada. The Company's investment strategy for surplus cash requires funds only to be invested in highly liquid and secure investments which can be redeemed on short notice and at no or little additional cost.

Desert Sun remains debt free (except to the extent of supplier extended credit terms) and its gold production and reserves are totally unhedged. Desert Sun has no unfunded pension liabilities. All financial commitments associated with financed equipment are included in liabilities upon receipt of the associated asset by the Company. Other than the agreement for the purchase of Brazilian Real through 2006 (see Section 3), Desert Sun does not have any off-balance sheet arrangements nor does it have any guarantees outstanding.

Uses of Liquidity

Desert Sun's cash requirements over the next 12 months will be primarily to fund:

Development of the Morro do Vento Mine, together with associated mill upgrades;

Exploration within the mining area to facilitate the development of additional mines;

Exploration further afield, but within the 100% controlled, 155-kilometer Bahia Gold Belt; and

Corporate administration and working capital.

The Company currently, and through projected operating revenues, has the financial resources to undertake its aggressive exploration program and to fund anticipated corporate administration and working capital requirements. Management's investigation of alternative financing strategies to the issuing of additional shares, including Brazilian and international project financing loans, to fund development of the additional mining areas over the next three to four years, are at an advanced stage.

Commitments and Contractual Obligations

The Company has entered into contracts with international equipment suppliers for the financing of its initial fleet of mining equipment for use at the Jacobina Mine and at the Morro do Vento project that has entered the pre-production phase. While the amounts payable under the financing contracts relating to the equipment are recorded as current and long-term obligations in the financial statements, the Company has also negotiated a full service contract with these suppliers for the maintenance of the mining equipment provided by them. Financial obligations in terms of this service contract include both a fixed component, which is reflected below, as well as a variable component based on the number of hours that each piece of equipment is in operation.

The Company is also a party to certain management contracts.

(in thousands of Canadian dollars)	Fourth quarter 2005	Fiscal 2006	Fiscal 2007	Fiscal 2008
Equipment finance	843	3,123	427	-
Service contracts	125	499	42	-
Office lease (Toronto) (')	69	275	-	-
Equipment (Toronto) (')	4	16	16	-
Management contracts	409	1,175	1,175	133
TOTAL	1,450	5,088	1,660	133

(i) Desert Sun shares its premises with other public companies that have common directors and/or officers. Desert Sun's proportional share of these commitments, after recoveries from other companies, is generally 23%.

In connection with exploration and development activities, the Company is required to make certain payments regarding mining licenses, leases, occupation and surface rights. If the properties are no longer of interest to Desert Sun it can stop making these payments, although its property rights will terminate. There are no long-term contractual arrangements with any related parties that create or result in any obligations that are not on an arm's-length basis.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Change in Non-Cash Working Capital

(in thousands of Canadian dollars)	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Decrease (increase) in current
assets:
Amounts receivable and prepaid expenses	759	(2,048)	(645)	(1,386)	(27)
Other receivables	(1,654)	(595)	(633)	(1,492)	-
Inventories	(1,453)	(1,339)	(1,887)	(362)	-
Increase (decrease) in current
liabilities:
Accounts payable and accrued liabilities	585	(165)	1,355	2,695	471
Other payables	2,039	211	633	1,492	-
Other	-	-	-	6	-
Foreiqn Exchange	57	(57)	-	-	-
Total	333	(3,993)	(1,177)	953	444

The most significant increases in working capital during the three and nine months ended September 30, 2005 resulted from a large investment in inventories and substantial sales tax payments that will be recovered over the next 48 months. The initial stocking of the spares and consumables inventories began late in 2004 and is substantially complete. Inventories required by the Company have been contained as a result of the full service agreement concluded covering the major mining equipment, with all spares in this regard being provided by the supplier on a consignment stock basis. Inventory as at September 30, 2005 was $5.0 million of which $1.5 million consisted of gold bullion and $3.2 million of materials and supplies. An ore stockpile made up the balance.

Investing Activities

Mining Interests (in thousands of Canadian dollars)	Three months: September 30, 2005	Three months: June 30, 2005	Three months: March 31, 2005	Fiscal year: 2004	Fiscal year: 2003
Jacobina Mine - capital and development costs	(1,620)	(4,835)	(7,745)	(15,954)	-
Morro do Vento - pre-production costs	(876)	(387)	(185)
Exploration and development projects	(2,259)	(1,044)	(1,446)	(9,785)	(3,112)
Property, plant and equipment	(3,517)	(2,219)	(4,325)	(7,797)	(42)
Total	(8,272)	(8,485)	(13,701)	(33,536)	(3,154)

Development of the Jacobina Mine infrastructure is complete, the first gold pour took place in March 2005 and commercial production was declared effective July 1, 2005 with the mill operating at 75% of design capacity in the third quarter. Acquisitions of capital assets (net) in the nine month period were $13.9 million, but $3.8 million thereof was financed in terms of credit arrangements with the suppliers.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Financing Activities

In March 2005 Desert Sun closed a bought deal financing with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, Salman Partners Inc., Canaccord Capital Corporation, First Associates Investments Inc., Haywood Securities Inc. and Pacific International Securities Inc. pursuant to which the underwriters agreed to purchase 10,729,614 units at a price of $2.33 per unit for aggregate gross proceeds of $25,000,001. Each unit consisted of one common share and one-quarter of one common share purchase warrant. Each whole warrant is exercisable at a price of $2.50 until November 20, 2008. The share purchase warrants trade on the Toronto Stock Exchange under the symbol DSM.WT. A further $2.9 million was received as a result of the exercise of share purchase warrants in the nine months to September 30, 2005 and $720,000 was received from the exercise of stock options.

Share Incentive Plans

A significant factor that has and will continue to contribute to the Company's success is its ability to attract and retain qualified and competent people. To help accomplish this, the Company has adopted a Stock Option Plan and a Share Compensation Plan, together designed to advance the interests of the Company by encouraging directors, officers, employees and consultants to have equity participation in Desert Sun. As at September 30, 2005 a total of 9.13 million options to acquire common shares were outstanding at an average exercise price of $1.43, of which 1.35 million were granted during 2005. Upon approval of Desert Sun's new Stock Option Plan by shareholders on April 20, 2005, 2.4 million options to purchase common shares granted since September 2004, including the 1.1 million options granted in 2005, were deemed to have been issued and $2.4 million was charged to operations as stock-based compensation in the current period. An additional 250,000 stock options were granted in the third quarter, which were valued in terms of the Black-Scholes option pricing model at $294,250.

In the period, 1.5 million shares were allocated to directors, officers and consultants under the new Share Compensation Plan approved by shareholders of April 20, 2005. An additional $2.0 million of stock-based compensation expense was recognized as a result. Of the common shares allocated, 941,666 shares were issued in the period with the remaining 583,334 to be issued on the first and second anniversaries of the original grants.

8.  Critical Accounting Policies and Estimates

Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the consolidated financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. These estimates are based on historical experience and other assumptions that are believed to be reasonable under the circumstances. The Company's significant accounting policies are summarized in Note 2 of the audited consolidated financial statements for the 16-months ended December 31, 2004. Critical accounting policies and estimates in the period included capitalization of exploration / development expenditures and the recognition of impairment of those assets, accounting for foreign currency translation, stock-based compensation, and contingent liabilities. Actual results could differ from these estimates.

9.  Risks & Uncertainties

Nature of Mining, Mineral Exploration and Development Projects

The Company's mining operations, and exploration and development projects are subject to conditions beyond its control, which can affect the cost of mining for varying lengths of time. Such conditions include environmental hazards, explosions, unusual or unexpected geological formations or pressures, pillar collapses, and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Through high operational standards, emphasis on training and continuous improvement, Desert Sun works to reduce the mining risks. The Company maintains insurance to cover normal business risks.

DESERT SUN MINING CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

Gold Price

The principal business of the Company is the production of gold. Desert Sun's future profitability is largely dependent on movements in the price of gold. Gold prices are affected by numerous factors beyond the Company's control, including central bank sales, producer hedging activities, the relative exchange rate of the United States dollar with other major currencies, global and regional demand, political and economic conditions and production costs and levels in major gold producing regions. In addition, the price of gold has on occasion been subject to rapid short-term changes due to speculative activities. Desert Sun is better positioned than many of its competitors to withstand low commodity prices due to the relatively low cash cost per ounce at the Jacobina Mine. However, if as a result of a sustained decline in gold prices, revenues from gold sales were to fall below cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, could be discontinued. The Company does not enter into gold price hedging programs, which would only be considered to the extent necessary to satisfy any lender requirements for project finance transactions.

Currency Fluctuations

The Company holds cash reserves in both Canadian and United States dollars and in Brazilian Reais. By virtue of its international operations, the Company incurs costs and expenses in a number of foreign currencies other than the Canadian dollar. The exchange rates covering such currencies have varied substantially and accordingly, could significantly impact the results of operations. Desert Sun's future operating results and cash flow will be primarily affected by changes in the United States dollar / Brazilian Real exchange rate as substantially all revenues will be earned in United States dollars, while a substantial portion of the operating (75%) and capital (50%) expenditures are expected to be incurred in Brazilian Reais. Desert Sun will actively protect the proceeds from its United States dollar denominated revenues against strengthening of the Brazilian Real when this is considered prudent.

On March 3, 2005 Desert Sun entered into agreements with BankBoston to purchase Brazilian Real (R$) for monthly delivery in the equivalent of US$1 million per month beginning January 2006 at an exchange rate averaging R$3.0:US$1 for 2006. The Company is monitoring the exchange rate between the Brazilian Real and the United States Dollar closely and may enter into further contracts for 2007 at an opportune time.

The appreciation of the Brazilian Real against the United States dollar continues to be largely dependent on high interest rates in Brazil, which are attracting significant inflows of foreign capital. The Company believes that as interest rates begin to move lower, the Brazilian Real will begin to weaken. If considered appropriate, the Company may hold surplus cash balances in Brazil in order to take advantage of high local interest rates as an offset to the strength of the Brazilian Real.

Mineral Resource and Mineral Reserve Estimates

The figures for mineral resources and mineral reserves are determined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operation.

Risk of contingent liabilities

Desert Sun owns 100% of Jacobina Mineragao e Comercio Ltda. ("JMC"), the Brazilian company that holds the mining and exploration licences, fixed property, and associated plant and equipment. In terms of the agreement under which the Company acquired JMC, Valencia Ventures Inc. ("Valencia") provided certain indemnities to Desert Sun for outstanding liabilities. These amounts include taxes payable to the Brazilian Federal and State authorities, liabilities to third parties, as well as labour and health related claims by former employees. Claims relating to silicosis, for the period prior to the Company's acquisition of JMC, for which Valencia has indemnified Desert Sun could amount to some $6 to $9 million. It is management's belief that the majority of the health related claims are substantially without merit and Desert Sun and Valencia intend to defend the actions vigorously.

For a more complete description of the uncertainties and risk factors faced by the Company, please refer to Management's Discussion and Analysis of the audited consolidated financial statements for the 16-months ended December 31, 2004.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

10.  Quarterly Data

Summary of Quarterly Results (unaudited)

 in thousands of Canadian dollars, except per share amounts

	2005 3rd quarter to Sept. 30 2005	2005 2nd quarter to June 30 2005	2005 1st quarter to March 31 2005	2004 5th quarter to Dec. 31 2004	2004 4th quarter to Sept. 30 2004	2004 3rd quarter to June 30 2004	2004 2nd quarter to March 31 2004	2004 1st quarter to Nov. 30 2003
	3-months	3-months	3-months	3-months	3-months	3-months	4-months	3-months

Revenue	8,962	--	--	--	--	--	--
Net Loss for the period	503	4,644	1,711	1,368	567	543	4,953	835
Net Loss per share – basic and diluted	0.01	0.06	0.02	0.01	0.01	0.01	0.09	0.02

Included in the net loss for the 2004 fiscal year were the following non-cash stock-based compensation expenses (as calculated in terms of the Black-Scholes option pricing model): for the three months ended June 30, 2004: $104,600 and for the four months ended March 31, 2004: $4,314,424. Excluding these book entries the net loss for the fifth, fourth, third, second (four-month) and first quarters would be $1,368,317, $566,701, $438,264, $638,262 and $834,985, respectively.

In the first quarter of fiscal 2005, the net loss included consulting services relating to the evaluation of financing alternatives that were settled through the issue of 500,000 share purchase warrants. The net loss for the three months ending March 31, 2005, excluding this non-cash expense (that was valued in terms of the Black-Scholes option pricing model), was $1,084,305.

The net loss in the second quarter of 2005 includes a non-cash stock-based compensation expense of $2,358,015 following the adoption by the shareholders at their Annual and Special Meeting held on April 20, 2005 of a new Stock Option Plan and the resultant ratification of stock options granted between September 2004 and March 2005. A further non-cash compensation expense in the amount of $1,391,808 was recognized as a result of the grant of common shares following the approval by shareholders of a Share Compensation Plan at the same Annual and Special Meeting. The net loss for the three months ended June 30, 2005, excluding these non-cash expenses, was $893,874.

In the three months ended September 30, 2005, a further non-cash stock-based compensation expense of $256,883 was recognized for stock options that vested in the period, as well as a further $577,461 based on the vesting of the shares previously allocated to directors, officers and consultants under the Share Compensation Plan. The net revenue for the three months ended September 30, 2005, excluding these non-cash expenses, was $331,474.

11.  Management Changes

Mr. Mike Hoffman, P.Eng. joined the company as Vice President, Strategic Development in September 2005, assuming primary responsibility for facilitating the planned expansion of gold production at Desert Sun's Jacobina Mine in Brazil and building a strategic development program for the Company. Mr. Hoffman will be based in Toronto at Desert Sun's head office. Mr. Hoffman is a registered Professional Engineer in Ontario with 25 years' experience in the mining industry. Following his graduation from Queens University with an Honours Bachelor of Science Degree in Mining Engineering, Mr. Hoffman worked for several major mining companies and mining consultants in North America, Central America, South America and Africa. Some of these include Rio Algom, MRDI, the BLM Service Group and Royal Oak Mines Inc. In his most recent position, Mr. Hoffman was Vice President, Projects for Goldcorp Inc, where he was responsible for expansion planning for Goldcorp's flagship Red Lake Mine in northern Ontario. Mr. Hoffman's extensive feasibility and implementation experience will be extremely valuable to Desert Sun as the Company embarks on its aggressive production expansion program.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

12.  Related Party Transactions

Included in Other Receivables and Other Payables on the balance sheet is $4.4 million that it is anticipated will be paid in taxes and royalties, to settle historical creditors in Brazil, in respect of claims by former employees of JMC relating to silicosis that were decided by the Brazilian legal system prior to the Company's investment in the project, for which the Company is indemnified by Valencia. This amount does not include any amounts that might become due in respect of outstanding legal claims against JMC relating to silicosis that have not yet been heard by the appropriate Brazilian court, for which the Company is also indemnified by Valencia.

In the nine months ended September 30, 2005 the Company paid $690,000 (16-months ended December 31, 2004: $1.68 million) to settle amounts in terms of the indemnity from Valencia. To date, the Company has been refunded $1.75 million by Valencia, with the outstanding balance of $620,000 included in Amounts Receivable and Prepaid Expenses on the balance sheet at September 30, 2005. An officer and director of the Company is a director of Valencia.

Desert Sun shares its Toronto corporate offices with other public companies that have common directors and / or officers. Desert Sun is reimbursed by these companies for their proportional share of the common expenses such as rent, telephone and office supplies. At September 30, 2005 amounts receivable included $119,000 (December 31, 2004: $158,000) due by these companies to Desert Sun. At the time of this report only $44,000 remained outstanding.

Management and administrative services expense includes $67,500 (2005: $75,000), which was paid to a company controlled by an officer and director of the Company for administrative services.

The Company engages certain directors to provide business advice and administrative services as they are highly qualified and knowledgeable of the Company's affairs. Payments are based on the fair value of such services as determined by management. There are expected to be ongoing service commitments resulting from contractual agreements for these engagements.

13.  Corporate Accountability

The audit committee of the board of directors of Desert Sun is responsible for establishing procedures for:

i.  the receipt, retention and treatment of complaints received regarding accounting, internal accounting controls and auditing matters; and

ii.  the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and in connection therewith, the board of directors has adopted a Corporate Accountability Policy.

This Policy has been adopted to ensure that:

i.  Complaints are received, investigated and retained on a confidential and anonymous basis that is in compliance with all applicable laws; and

ii.  Employees will not be penalized or retaliated against for making a good faith report of a complaint.

The Audit Committee has the responsibility for overseeing this policy and has delegated the day-to-day administration of this policy to the Corporate Secretary and General Counsel and the Vice President, Investor Relations. All directors, officers and employees of the Company and its subsidiaries are required to promptly report any complaints, following set out procedures, either internally to a designated officer or externally to two independent directors by using the Hotline (an e-mail address and post-office box established for the purpose of receiving complaints). The Hotline is being monitored by two independent directors, so that complaints can be reported in an anonymous (if so desired) and confidential manner. Desert Sun is fully committed to maintaining procedures for the anonymous and confidential reporting of complaints and all reports of complaints will be treated on a confidential basis and, if reported using the Hotline, will be treated on an anonymous basis. Generally, a report of a complaint will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of such complaint in accordance with the procedures set out in the policy.

All employees have received, and acknowledged receipt of, a copy of the Corporate Accountability Policy.

DESERT SUN MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
September 30, 2005

14.  Non-GAAP Measures

The Company has included certain non-GAAP measures, including cost per ounce data and adjusted net earnings / (loss) to supplement its financial statements, which are presented in accordance with Canadian Generally Accepted Accounting Practice. Non-GAAP measures do not have any standardized meaning prescribed under GAAP and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company has included cost per ounce information data because it understands that certain investors use this information to determine the Company's ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mine to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, the Company has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute's Production Cost Standard.

The Company uses the financial measure "adjusted net earnings / (loss)" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings / (loss) presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings / (loss) is calculated as net earnings / (loss) excluding the (a) non-cash stock-based compensation expense, (b) foreign exchange gain / (loss) and (c) future income tax expense (as applicable). The term "adjusted net earnings / (loss)" does not have a standardized meaning prescribed by GAAP and therefore the Company's definitions are unlikely to be comparable to similar measures presented by other companies. The Company's management believes that the presentation of adjusted net earnings / (loss) provides useful information to investors because it excludes non-cash charges and is a better indication of the Company's profitability from operations. The items excluded from the computation of adjusted net earnings / (loss), which are otherwise included in the determination of net earnings / (loss) prepared in accordance with GAAP, are items that the Company does not consider to be meaningful in evaluating the Company's past financial performance or its future prospects and may hinder a comparison of its period to period profitability.

15.  Supplement to the Consolidated Financial Statements

As at November 9, 2005, the following common shares, common share purchase options and share purchase warrants were issued and outstanding:

·87,653,887 common shares;

·9,055,163 common share purchase options at an average price of $1.43, maturing at various dates until September 19, 2010; and

·15,961,308 share purchase warrants at a price of $2.50, maturing on November 20, 2008.

November 9, 2005

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Bruce Humphrey, the President and Chief Executive Officer of Desert Sun Mining Corp., certify that:

1.  I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Desert Sun Mining Corp. (the issuer) for the interim period ending September 30, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

"Bruce Humphrey"

Bruce Humphrey

President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS
DURING TRANSITION PERIOD

I, Stephen Woodhead, the Chief Financial Officer of Desert Sun Mining Corp., certify that:

1.  I, have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Desert Sun Mining Corp. (the issuer) for the interim period ending September 30, 2005;

2.  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

"Stephen Woodhead"

Stephen Woodhead

Chief Financial Officer

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5 Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 24 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

November 3, 2005

DESERT SUN MINING'S 2005 EXPLORATION PROGRAM NEARS COMPLETION– RESULTS CONFIRM MAJOR EXTENSION AT CANAVIEIRAS IN JACOBINA MINE AREA, BAHIA BRAZIL

- Additional results pending on the three major target areas -

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports that it has now completed 127 holes totaling 24,462 metres of diamond drilling to test targets in three major areas: the Canavieiras and Morro do Vento Extension targets in the Jacobina Mine area and the northern Bahia Gold Belt target area, 50 km north of the town of Jacobina. Planned drilling for the 2005 program is nearing completion and work has commenced on estimating an updated mineral resource, which is expected to be completed by the end of this year when all assay results have been received. This update reports the new drill results for each of the three target areas outlined above.

Canavieiras
To date, 54 holes totaling 7,095 metres have been completed at Canavieiras, which is located 3 km north of the processing plant. Table 1 summarizes results of nine new drill holes and Table 2 summarizes the results of re-sampling of core from two historic drill holes at Canavieiras. Highlights are as follows:

Step-out Hole, 230m south of old mine workings:

- **3.94g Au/t over a true width of 9.6m in a wider section grading 2.36g Au/t over a true width of 31.4m (Middle Unit or "MU" reef) in CAN-106 and 3.20g Au/t over a true width of 5.9m (Liberino reef)**

Reefs Below Old Workings (MU and Lower Unit or "LU" Reefs):

- **11.72g Au/t (9.68 highs cut to 30g/t) over a true width of 3.9m in CAN-100 (top of MU only – results for balance of zone and LU reef pending)**
- **3.93g Au/t over a true width of 11.1m in 30.0m grading 1.75 g Au/t in CAN-92**
- **4.44g Au/t over a true width of 6.2m including 3.14g Au/t over a true width of 9.5m in CAN-99**
- **4.26g Au/t over a true width of 5.8m in MU reef and 4.95g Au/t over a true width of 3.1m in LU reef in CAN-93**

"The step-out hole, CAN-106, contains three major gold mineralized reefs which are the southern continuation of the same mineralized stratigraphy in the old Canavieiras Mine area," commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. "This step-out hold extends the known strike length of the mineralized zone to 700 metres from the previously reported 400 metres. The potential to outline substantial additional resources in the new area to the south is excellent. We have re-habilitated the No. 6 adit, located 230 metres south of the old workings, to enable further drilling from underground in this highly prospective area. This hole intersected complete mineralized stratigraphy which had not been previously tested by historic drilling."

Currently there are two underground drill rigs and one surface rig working at Canavieiras. The underground rigs are drilling from the 545 level and from the new cross cut in the southeast end, respectively. The surface drill will complete two additional holes and then will be moved into the No. 6 adit to further test the southern extension of the conglomerate stratigraphy.

Morro do Vento Extension

Surface Drilling

- **2.26g Au/t over a true width of 7.6m in Basal Reef in MCZ-96**
- **3.23g Au/t over a true width of 3.5m in Basal Reef in MVT-373**

Underground Drilling

- **3.66g Au/t over a true width of 4.8m in 14.5m true width grading 1.99g Au/t in Basal Reef in MCZ-95**

Northern Area (Pindobaçu)

To date, 36 holes totaling 5,943 metres have been completed in the northern area to test the Pindobaçu target area, located 50 km north of Jacobina. The more recent drill holes at Pindobaçu have tested the core area that extends at least 700 metres along strike at a deeper level (100m to 150m below surface) than the original series of 100-metre spaced holes (50m to 80m below surface). In addition to geological information from detailed mapping and drilling, locations of holes are also being optimized using results of the recently completed induced polarization geophysical survey that has been analyzed by John Buckle, P.Geo., consulting geophysicist.

Highlights from new holes at the Pindobaçu target include:

- **4.40g Au/t over a true width of 3.4m in PB-21**

- **2.61g Au/t over a true width of 1.8m in PB-23**

New results from drilling received to date are shown in Table 4. Results for 14 holes are still pending. Assay results for chip sampling in a shaft located at the Pindobaçu "garimpo working" returned **3.27g Au/t over a true width of 14.1m** in a vertical section including **6.85g Au/t over a true width of 5.0m**.

Based on drilling and detailed mapping at the Pindobaçu, Entry Point and Fumaça targets, which cover 15 km of strike length, Desert Sun's exploration team has advanced the thinking on the structural evolution and deposition of gold mineralization and has developed a new model accordingly. Deformation is much stronger than was recognized prior to recent drilling. Gold mineralization occurs within fractured, faulted and brecciated quartzites in the hinge area of a major east-dipping fold structure. The exploration team anticipates utilizing this new model in the planning of the 2006 exploration program.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are 17,620,000 tonnes at 2.11g Au/t containing 1,200,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President, Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 1: Significant New Drilling Results for Canavieiras

Hole No.[1]		From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Reef	Depth Below 570 Adit Level (m)[2]
CAN-92		N8758124	E335202	El 548				
Dip -30/az=265		3.50	7.66	**2.77**	4.16	**2.7**	Piritoso	20
		50.30	96.47	**1.75**	46.17	**30.0**	MU	56
	incl.	79.37	96.47	**3.93**	17.10	**11.1**	MU	60
		132.57	138.25	**2.54**	5.68	**3.7**	LU	90
CAN-93		N8758179	E335193	El 550				
Dip -45/az=268		48.20	67.56	**1.86**	19.36	**17.6**	MU	76
	incl.	61.20	67.56	**4.26**	6.36	**5.8**	MU	70
		90.75	94.20	**4.95**	3.45	**3.1**	LU	90
CAN-96		N8758197	E335191	El 547				
Dip -72/az=268		No significant values						
CAN-98		N8758227	E335179	El 547				
Dip -71/az=267		No significant values						
CAN-99		N8758147	E335.198	El 547				
Dip -71/az=266		5.67	6.44	**21.45**	0.77	**0.4**	Piritoso	28
		52.51	69.42	**3.14**	16.91	**9.5**	MU	80
	incl.	58.39	69.42	**4.44**	11.03	**6.2**	MU	82
CAN-100		N8758021	E335179	El 548				
Dip -54/az=268		0.00	1.40	**1.49**	1.40	**1.1**	Piritoso	20
		46.00	50.91	**11.72**	4.91	**3.9**	MU top	60
		Highs cut to 30g Au/t		**9.68**				
	incl.	48.55	50.91	**22.56**	2.36	**1.9**	MU top	63
		Highs cut to 30g Au/t		**18.32**				
		Partial results – assay results pending						
CAN 101		N8758010	E335218	El 578				
Dip -68/az=330		7.91	8.90	**1.21**	0.99	**0.4**	Holandez	5
		40.72	41.62	**10.29**	0.90	**0.4**	Liberino	35
CAN-102		N8758240	E335187	El 547				
Dip -65/az=10		No significant values						
CAN-106		N8757730	E335172	El 645				
Dip -79/az=89		82.90	91.30	**2.60**	8.40	**5.3**	Holandez	9
		132.26	132.70	**37.45**	0.44	**0.3**	Holandez	55
		285.13	306.57	**1.86**	21.44	**13.5**	Lib+Pir	215
	incl.	285.13	294.47	**3.20**	9.34	**5.9**	Liberino	210
	incl.	304.50	306.57	**2.52**	2.07	**1.3**	Piritoso	225

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5

Tel: 416-861-0341 Fax: 416-861-8165

www.desertsunmining.com

Press Release 25 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

November 3, 2005

Desert Sun Mining Third Quarter 2005 Financial Results Conference Call – 10:00 AM EST Thursday November 10, 2005

- Q3 financial results, Jacobina Mine production update, development projects review and 2005 exploration program results

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) will hold a conference call on Thursday November 10, 2005 to discuss third quarter 2005 financial results and update investors on production activities, mine development programs and exploration results at the Jacobina Mine and on the Bahia Gold Belt in Brazil. Bruce Humphrey, President and Chief Executive Officer; Stephen Woodhead, Chief Financial Officer, Peter Tagliamonte, Chief Operating Officer and Dr. Bill Pearson, Vice President, Exploration will participate in this call. Desert Sun's third quarter financial results press release will be issued at approximately 5:00 AM EST on November 10, 2005.

Conference Call Details

Date:	Thursday November 10, 2005
Time:	10:00 AM EDT
Local Callers:	416-849-2698
North American Callers:	1-866-400-2270
International Callers:	1- 416-849-2698

An archive recording of this call will be available following the completion of the call on the Desert Sun website, www.desertsunmining.com.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are 17,620,000 tonnes at 2.11g Au/t containing 1,200,000 ounces of gold. As a result of the Desert Sun's exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President, Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit Desert Sun's website at **www.desertsunmining.com.**

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5 Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 26 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

November 10, 2005

DESERT SUN THIRD QUARTER 2005 FINANCIAL RESULTS – PRODUCTION AND COSTS ON TARGET

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports revenue for the third quarter ended September 30, 2005 of CAD$9.0 million, generated from the sale of 16,400 ounces of gold at an average selling price of US$442 per ounce. All gold production is from the Jacobina Mine located in the state of Bahia in northeastern Brazil, situated at the south end of the 155-km long Bahia Gold Belt, which is controlled 100% by Desert Sun. Third quarter 2005 financial results include operating earnings for the first three months of commercial production at the Jacobina Mine.

Q3 Highlights

- Ore mined of 340,913 tonnes
- Ore milled of 300,505 tonnes
- Gold production of 18,683 ounces at an average cash cost of US$292 per ounce
- Gold sales of 16,400 ounces at a realized price of US$442 per ounce
- Revenues from gold sales of CAD$ 9.0 million
- Mine operating earnings of CAD$1.2 million
- Cash flow from operating activities of CAD$566,000

"The third quarter of 2005 represents a significant milestone for Desert Sun Mining, with positive earnings and cash flow from operations in our first quarter of commercial production," commented Bruce Humphrey, President and CEO. "We continue to be on track to our full production rate of 100,000 ounces per year during the upcoming fourth quarter."

The Jacobina Mine produced operating earnings for the three months of CAD$1.2 million, before general and administration costs and financial revenue and expenses. Total cash operating costs in the quarter were US$292 per ounce, including US$9 for selling, transport and refining and US$4 for royalties payable to the Brazilian government (equal to 1% net smelter revenue). In the three months ended September 30 2005, the mill at Jacobina processed 300,505 tonnes with an average grade of 2.03g Au/t, producing 18,683 ounces of gold. The average recovery rate at the mill was 95.4%.

Desert Sun declared commercial production at the Jacobina Gold Mine effective July 1, 2005. The Jacobina Mine produced at 75% of operating capacity during the third quarter as part of the planned ramp up to full production.

Total production for 2005 is forecast at 55,000 ounces, including production of 11,935 ounces in the pre-production phase. Average head grade at full production is projected to be 2.1g Au/t with an average recovery rate expected at the plant of 96.5%. The Company anticipates that total operating costs should decrease by approximately US$30 to

US$35 per ounce as production levels ramp up to full capacity, and by a further approximately US$30 to US$35 per ounce during 2006 when approximately 70% of operating costs will be protected from the current strength of the Brazilian Real through the Company's currency protection program.

On a consolidated basis, Desert Sun recorded a net loss from operations of CAD$503,000 in the three months ended September 30, 2005, or 1 cent per share, compared with a net loss of CAD$4.6 million, or 6 cents per share, in the three months ended June 30, 2005 and net loss of CAD$1.7 million, or 2 cents per share, in the three months ended March 31, 2005. General and administration costs for the three and nine months ended September 30, 2005 were CAD$859,000 and CAD$3.65 million respectively, compared with CAD$623,000 and CAD$2.39 million in the comparable 2004 periods.

Capital expenditures in the quarter ended September 30, 2005 were CAD$7.7 million, including CAD$2.9 million on property, plant and equipment (primarily machinery and equipment), CAD$1.6 million on sustaining capital development at the Jacobina Mine, CAD$0.9 million at Morro do Vento, and CAD$2.3 million on exploration primarily at Canavieiras, Morro do Vento Extension and Pindobaçu.

At September 30, 2005 the Company had CAD$11.3 million in cash, while cash generated by operating activities amounted to CAD$566,000 in the three months ended September 30, 2005, compared to an outflow of CAD$7.1 million in the six months ended June 30, 2005. Negotiations are progressing well on alternative financing strategies, including Brazilian and international project finance facilities, to fund development of Morro do Vento (see Desert Sun Mining press release dated August 11, 2005). Total assets at September 30, 2005 were CAD$99.6 million and the Company had 87.6 million issued and outstanding common shares, including 2 million common shares from the exercise of share purchase warrants in the period.

Desert Sun's third quarter 2005 Financial Statements and Management's Discussion & Analysis can be found on www.SEDAR.com.

Desert Sun will hold a conference call at 10:00 AM EST on Thursday November 10, 2005 to discuss third quarter 2005 financial results and update investors on production activities, mine development programs and exploration results at the Jacobina Mine and on the Bahia Gold Belt in Brazil. Bruce Humphrey, President and Chief Executive Officer; Stephen Woodhead, Chief Financial Officer, Peter Tagliamonte, Chief Operating Officer and Dr. Bill Pearson, Vice President, Exploration will participate in this call. Desert Sun's third quarter financial results press release will be issued at approximately 5:00 AM EST on November 10, 2005.

Conference Call Details

Date:	Thursday November 10, 2005
Time:	10:00 AM EDT
Local Callers:	416-849-2698
North American Callers:	1-866-400-2270
International Callers:	1- 416-849-2698

An archive recording of this call will be available following the completion of the call on the Desert Sun website, www.desertsunmining.com.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are now 17,620,000 tonnes at 2.11 g Au/t containing 1,200,000 ounces of gold. As a result of Desert Sun's exploration programs to date,

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 28 – 2005

TSX: DSM
AMEX: DEZ

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

November 21, 2005

DESERT SUN FURTHER CONFIRMS MAJOR EXTENSION AT CANAVIEIRAS IN JACOBINA MINE AREA, BAHIA BRAZIL

- Step out drill hole shows 11.7g Au/t over 5.3 metres

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports that it has received results from a second step out hole collared 60 metres north of CAN-106 and about 170 metres south of the old mine workings. As previously reported (see press release November 3, 2005) CAN-106, collared 230 metres south of the old workings intersected three major gold mineralized reefs which are the southern continuation of the same mineralized stratigraphy in the old Canavieiras Mine area. Significant results included 3.94g Au/t over a true width of 9.6 metres in a wider section grading 2.26g Au/t over a true width of 31.4 metres in the Middle Unit (MU) reef.

Highlights from Step out Hole CAN-105, 170 metres south of old mine workings are:

- **11.71g Au/t (10.09 g Au/t with highs cut to 30g Au/t) over a true width of 5.3m (MU reef);**
- **6.15g Au/t over 3.4m true width Lower Unit (LU) reef**
- **2.53g Au/t over a true width of 8.4m in a wider zone grading 2.01 g Au/t over a 14.4m true width (Hollandez reef);**

Table 1 lists significant drilling results and Figure 1 is a plan showing grade times thickness contours of the MU reef. This map indicates that there is a major southeasterly plunging high grade mineralized zone in the old mine area that is open to the east and south with a second major trend developing to the south of the mine as indicated by the step out holes. The plan map also shows the likely approximate limit of mineralization based on an interpretation of results of the recently completed induced polarization geophysical (IP) survey by John Buckle, P.Geo., consulting geophysicist for DSM. Figure 2 is a 3-D model of the IP chargeability prepared by Mr. Buckle that shows the outline of the anomalous area which extends in the north from the old mine area southwards for at least 1.6km. Holes CAN-105 and CAN-106 confirm the continuation of the mineralized reefs in the gap in IP coverage due to steep topography.

"Step out hole CAN-105 further confirms that the same mineralized stratigraphy in the old Canavieiras Mine area extends much further south," commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. "The IP survey indicates that there could be an additional strike length of as much as 1,000 metres from the south end of the mine workings, hence the potential to outline substantial additional resources in this target area is excellent."

Drilling is continuing at Canavieiras with two underground drill rigs and one surface rig. Two additional surface holes are scheduled for completion in the southern extension area prior to the December holiday break. Drilling from underground in the No. 6 adit will commence in January 2006. Line cutting over the strike length extension to the

Figure 2: 3-D model of the Induced Polarization chargeability at Canavieiras

Canavieiras Mine
Old Workings
Plunging
CAN105
CAN106
AREA OF ANOMALY
GAPS IN COVERAGE IN CENTER OF TARGET AREA
DUE TO STEEP TOPOGRAPHY
8758200
8757800
North
8757400
334500
335000
335500
East
336000
100
Elevation
Legend
DSM Drill collar
3.4 5.2 6.1 7.0 8.2 9.5 10.8 12.4 14.2 16.3 23.0
Chargeability

Figure 2

3D View of Induced Polarization Chargeability at Canavieiras

John Buckle, P.Geo.

November, 2005

DSM DESERT SUN MINING

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 27 – 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

November 21, 2005

DESERT SUN OUTLINES NEW CONGLOMERATE ZONE AT JACOBINA MINE, BAHIA BRAZIL

- Deep drilling program initiated to test main ore zone at depth

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports that it has encountered a new conglomerate reef the Foot Wall Reef (FW reef), approximately 40 meters in the footwall of the ore zone that is currently being mined. The new reef was encountered during main access ramp development at the 555 meter level and the 530 meter level. Work has included development of two cross-cuts to fully expose the reef on the 530 and 555meter levels, channel sampling and diamond drilling.

An ongoing development program has exposed the FW reef over a continuous strike length of 180 meters and a step-out drilling program is underway. Drill hole JBA-390 intersected 5.2g Au/t over 0.6m true width within a broader zone of low grade mineralization (0.58g Au/t over an 8.3m true width) in the FW reef 200 metres north of the 530 level cross cut, suggesting a potential strike length of over 300 metres. The FW reef is open along strike both to the north and south as well as down-dip.

Significant channel sampling results from the cross-cuts are as follows:

- **4.25g Au/t over a true width of 9.05m in the 530 level cross cut**
- **3.38g Au/t over a true width of 8.40m in the 555 level cross cut**

"The discovery of the FW reef close to our current production area is a very exciting development for Desert Sun," commented Peter Tagliamonti, P.Eng. Vice President of Operations and COO. "A program is underway to further define the limits of this zone and estimate a resource and reserve. The preliminary grades and widths we are seeing would enable us to use our present equipment and infrastructure to mine this zone."

Geological work by DSM mine staff and a recent review of the new zone by Dr. Paul Karpeta, a well known expert on Precambrian conglomerate-hosted gold deposits, indicates that the FW Reef is probably a north-south oriented gravel channel fill which likely lenses out laterally before it reaches the surface. The reef is typically a very coarse conglomerate with fracturing and widespread hematite alteration. There appears to be two stages of gold mineralization – an earlier pyrite-gold stage which has been overprinted by a later hydrothermal hematite-gold stage related to cross-cutting fractures; the latter appears to be responsible for the elevated grades seen in several areas. Dr. Karpeta commented "This is one of the conglomerate channels that trend along strike and hence do not necessarily crop out on surface. Where they are intersected by cross-cutting mineralizing fracture systems, they can be significantly upgraded. Other such "blind" conglomerate channels can be expected."

Deep Drilling Program Initiated at Jacobina Mine

// DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

Press Release 29– 2005

For Further Information Contact:
Naomi Nemeth
Vice President, Investor Relations
416-861-5901
1-866-477-0077

TSX: DSM
AMEX: DEZ

November 21, 2005

DESERT SUN UPDATES DRILLING AT PINDOBAÇU IN BAHIA GOLD BELT, BRAZIL

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) reports that it has received results for an additional 14 holes completed in the Pindobaçu target area located 50km north of Jacobina. As previously reported (see press release November 3, 2005) the more recent drill holes at Pindobaçu have tested the core area that extends at least 700 metres along strike at a deeper level (100m to 150m) than the original series of 100 metres spaced holes (50-80m).

Highlights from new holes at the Pindobaçu target include:

- **23.63 (13.51 with highs cut to 30 g/t) over a true width of 2.5m in PB-30**
- **3.11g Au/t over a true width of 8.0m in PB-27**
- **3.02 g Au/t over a true width of 5.1m in PB-35**

New results from drilling received to date are shown in Table1. Figure 1 is a plan map showing locations of the drill holes which have tested a total strike length of 1.3km along the mineralized structure.

"The new results continue to enhance the potential for outlining a significant gold deposit at Pindobaçu," commented Dr. Bill Pearson, P. Geo., Vice President, Exploration. In the deeper series of holes, the silicified and mineralized zone is wider and more intense, however it is clear that the core of the hydrothermal system is likely deeper which will require further geophysical work and drilling to locate."

Based on drilling and detailed mapping at the Pindobaçu, Entry Point and Fumaça targets the mineralized structure has now been traced over a strike length of 18 km and a new exploration model has been developed for the structural evolution and deposition of gold mineralization. Gold occurs as very fine grains of native gold associated with tourmaline within fractured, faulted and brecciated quartzites in the hinge area of a major fold structure. A 3-D model has been prepared combining geological information with the interpretation of the recently completed induced polarization (IP) geophysical survey that was prepared by John Buckle, P.Geo., consulting geophysicist. This model and down-hole IP surveys will be used to guide further drilling at Pindobaçu in 2006.

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Tony Wonnacott
Corporate Secretary
(416) 861-5879
Fax: (416) 861-8165
info@desertsunmining.com

TORONTO STOCK EXCHANGE
SYMBOL: DSM
AMERICAN STOCK EXCHANGE
SYMBOL: DEZ

DESERT SUN MINING CORP. ANNOUNCES $20 MILLION FINANCING

November 28, 2005 - DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) announced today that it has entered into an agreement with a syndicate of underwriters led by Sprott Securities Inc. and including CIBC World Markets Inc, GMP Securities Ltd., Canaccord Capital Corporation, Salman Partners Inc and Pacific International Securities Inc. pursuant to which the underwriters have agreed to purchase, on a bought deal basis, 8 million units at a price of $2.50 per unit for aggregate gross proceeds of $20,000,000. The underwriters have the option to purchase an additional 4 million units at the issue price for additional gross proceeds to Desert Sun of $10,000,000 at any time prior to the closing of the offering. Each unit will consist of one common share and one-quarter of one common share purchase warrant of Desert Sun. Each whole warrant will be exercisable at a price of $2.50 until November 20, 2008. The warrants are of the same class that are listed on the Toronto Stock Exchange under the symbol DSM.WT. Proceeds from the offering will be used to fund the construction and development of Morro do Vento deposit, financing of the pre-feasibility and development work in respect of the Canavieras project and the balance for working capital purposes.

Desert Sun anticipates filing a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada on or about November 30, 2005. The offering is subject to normal regulatory approvals. It is anticipated that closing of the offering will occur on or about December 15, 2005.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange (www.desertsunmining.com).

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward looking statements".

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES

DESERT SUN MINING CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5 Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com

For Further Information Contact:
Tony Wonnacott
Corporate Secretary
(416) 861-5879
Fax: (416) 861-8165
info@desertsunmining.com

TORONTO STOCK EXCHANGE
SYMBOL: DSM
AMERICAN STOCK EXCHANGE
SYMBOL: DEZ

DESERT SUN MINING CORP. ANNOUNCES $10 MILLION INCREASE TO PREVIOUSLY ANNOUNCED BOUGHT DEAL FINANCING

DESERT SUN MINING CORP. (TSX: DSM; AMEX: DEZ) announced today that the Corporation has reached an agreement with Sprott Securities Inc., as lead underwriter on behalf of a syndicate of underwriters (collectively, the "Underwriters"), to increase the size of the previously announced bought deal offering by an additional 4,000,000 units ("Units"). As disclosed in the Corporation's press release of earlier today, the Underwriters have agreed to purchase from the Corporation 8,000,000 Units at a price of $2.50 per Unit. The Corporation and the Underwriters have agreed to increase the size of the bought portion of the Offering to 12,000,000 Units. In addition, the Underwriters will have the option (the "Underwriters' Option"), exercisable on or prior to Closing, to purchase up to an aggregate of 4,000,000 Units from the Corporation at the offering price.

The transaction is subject to the receipt of all necessary regulatory approvals and is expected to close on or about December 15, 2005.

Desert Sun Mining is a Canadian gold exploration and development company listed on the Toronto Stock Exchange and the American Stock Exchange (www.desertsunmining.com).

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward looking statements".

NOT FOR DISTRIBUTION IN THE UNITED STATES
OR THROUGH U.S. NEWSWIRE SERVICES

SPROTT
SECURITIES INC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: January 28, 2006	Signed: /s/ Tony Wonnacott Tony Wonnacott, Corporate Secretary